SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    July 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333- 12074 and 333-115598.

                         RADA ELECTRONIC INDUSTRIES LTD.



6-K Items


     1.   Securities Purchase Agreement dated as of July 9, 2004.

     2.   Registration Rights Agreement dated as of July 9, 2004

     3.   Form of Senior Secured Convertible Note.

     4.   Form of Warrant.

     5.   Form of Additional Investment Right.

     6.   Debenture dated as of July 12, 2004.


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                                                                          ITEM 1

                                                                  EXECUTION COPY




                          SECURITIES PURCHASE AGREEMENT


     SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of July 9, 2004, by and among RADA Electronic Industries Ltd., a corporation organized under the laws of the State of Israel, with headquarters located at 7 Giborei Israel Street, Netanya 42504, Israel (the "Company"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers").

         WHEREAS:

     A. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

     B. The Company has authorized a new series of senior secured notes of the Company in the form attached hereto as Exhibit A (together with any senior secured convertible notes issued in replacement thereof in accordance with the terms thereof, the "Notes"), which Notes shall be convertible into the Company's Ordinary Shares, NIS 0.005 nominal value per share (the "Ordinary Shares") (as converted, the "Conversion Shares"), in accordance with the terms of the Notes.

     C. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate number of Ordinary Shares set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (which aggregate number for all Buyers shall be 1,800,000 Ordinary Shares and shall collectively be referred to herein as the "Purchased Shares"), (ii) that aggregate principal amount of Notes set forth opposite such Buyer's name in column (4) on the Schedule of Buyers (which aggregate amount for all Buyers shall be $3,000,000), (iii) warrants, in substantially the form attached hereto as Exhibit B (the "Warrants"), to acquire up to that number of additional Ordinary Shares set forth opposite such Buyer's name in column (5) of the Schedule of Buyers (as exercised, collectively, the "Warrant Shares") and
(iv) a right to acquire up to that number of additional Ordinary Shares set forth opposite such Buyer's name in column (6) on the Schedule of Buyers (the "Additional Investment Rights"), in substantially the form attached hereto as Exhibit C (as exercised, collectively, the "Additional Investment Right Shares").

     D. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit D (the "Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Purchased Shares, the Conversion Shares, the Warrant Shares and the Additional Investment Right Shares under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

     E. The Purchased Shares, the Notes, the Conversion Shares, the Warrants, the Warrant Shares, the Additional Investment Rights and the Additional Investment Right Shares collectively are referred to herein as the "Securities".

     F. The Notes will rank senior to all outstanding and future indebtedness of the Company (other than the Current Bank Debt (as defined in the Notes)) and will be secured by a second ranking floating charge over all of the assets of the Company, as evidenced by the debenture attached hereto as Exhibit E (the "Debenture" or the "Security Documents").

         NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

     1. PURCHASE AND SALE PURCHASED SHARES, NOTES, WARRANTS AND ADDITIONAL INVESTMENT RIGHTS.

          (a) Purchase of Purchased Shares, Notes, Warrants and Additional Investment Rights.

               (i) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below), (w) the number of Purchased Shares as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers, (x) a principal amount of Notes as is set forth opposite such Buyer's name in column (4) on the Schedule of Buyers, (y) Warrants to acquire up to that number of Warrant Shares as is set forth opposite such Buyer's name in column
          (5) on the Schedule of Buyers and (z) Additional Investment Rights to acquire up to that number of Additional Investment Right Shares as is set forth opposite such Buyer's name in column (6) on the Schedule of Buyers (the "Closing").

               (ii) Closing. The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York City Time, on July 12, 2004 (or such later date as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

               (iii)  Purchase  Price.  The  aggregate  purchase  price  for the
          Purchased Shares, the Notes, the Warrants and the Additional Investment Rights to be purchased by each Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite such Buyer's name in column (7) of the Schedule of Buyers. Each Buyer shall pay (x) $1.60 per Purchased Share and related Additional Investment Rights to be purchased by such Buyer at the Closing and (y) $1.00 for each $1.00 of principal amount of Notes for the Notes and related Warrants to be purchased by such Buyer at the Closing.

               (b) Form of Payment. On the Closing Date, (i) each Buyer shall pay its Purchase Price to the Company for the Purchased Shares, the Notes, the Warrants and the Additional Investment Rights to be issued and sold to such Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions, and (ii) the Company shall deliver to each Buyer (A) one or more share certificates (in such denominations as such Buyer shall request) which such Buyer is then purchasing, (B) the

          Additional Investment Rights (in the amounts as such Buyer shall request) such Buyer is purchasing, (C) the Notes (in the principal amounts as such Buyer shall request) which such Buyer is then purchasing and (D) the Warrants (in the amounts as such Buyer shall request) such Buyer is purchasing, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

     2. BUYER'S REPRESENTATIONS AND WARRANTIES.

          Each Buyer represents and warrants with respect to only itself that:

          (a) No Public Sale or Distribution. Such Buyer is (i) acquiring the Purchased Shares, the Notes, the Warrants and the Additional Investment Rights (ii) upon conversion of the Notes and exercise of the Warrants and the Additional Investment Rights (other than pursuant to a Cashless Exercise (as defined in the Warrants and the Additional Investment Rights, respectively)) will acquire the Conversion Shares issuable upon conversion of the Notes, the Warrant Shares issuable upon exercise of the Warrants and the Additional Investment Right Shares upon exercise of the Additional Investment Rights, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

          (b) Accredited Investor Status. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

          (c) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

          (d) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and have received to their satisfaction answers to such questions. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

          (e) No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

          (f) Transfer or Resale. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel reasonably acceptable to the Company, in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, "Rule 144");
     (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person (as defined in Section 3(s)) through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

          (g) Legends. Such Buyer understands that the certificates or other instruments representing the Notes, Warrants and Additional Investment Rights and, until such time as the resale of the Purchased Shares, the Conversion Shares, the Warrant Shares and the Additional Investment Right Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the stock certificates representing the Purchased Shares, the Conversion Shares, the Warrant Shares and the Additional Investment Right Shares, except as set forth below, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

         [NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE,
         SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION

         STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

     The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel reasonably satisfactory to the Company, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act and that such legend is no longer required, or (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

          (h) Validity; Enforcement. This Agreement, the Registration Rights Agreement and the Security Documents to which such Buyer is a party have been duly and validly authorized (for any such Buyer that is not a natural person), executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

          (i) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement, the Registration Rights Agreement and the Security Documents to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) for any such Buyer that is not a natural person, result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

          (j) Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

     3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

          The Company represents and warrants to each of the Buyers that:

          (a) Organization and Qualification. The Company and its sole active subsidiary listed in Schedule 3(a) hereto (the "Subsidiary") are entities duly organized and validly existing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. The Subsidiary does not engage in any business other than the testing and repairing of commercial aviation automated testing equipment. The operations of the Company's subsidiaries (including the Subsidiary) are not material to the Company. No proceeding has been instituted by the Registrar of Companies in Israel (the "Registrar") for the dissolution of the Company. Each of the Company and its Subsidiary is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiary, taken as a whole, or on the transactions contemplated hereby and the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined below). The Company has no active subsidiaries except as set forth on Schedule 3(a).

          (b) Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Notes, the Registration Rights Agreement, the Security Documents, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)), the Warrants, the Additional Investment Rights, and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Purchased Shares, the Notes and the Warrants, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion of the Notes, the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants, the reservation for issuance and the issuance of the Additional Investment Right Shares issuable upon exercise of the Additional Investment Rights and the granting of a security interest in the Collateral (as defined in the Security Documents) have been duly authorized by the Company's Board of Directors and (other than (i) the filing of appropriate Israeli pledge forms with the appropriate states and other authorities pursuant to the Debenture, (ii) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement and (iii) the consent of Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., (collectively the "Banks") to the grant of the second ranking security interest in the assets of the Company as further detailed in the Debenture, (iv) the consent of the OCS (as defined below), and (v) filing of a Share Allotment Report with the Registrar), no further filing, consent, or authorization is required by the Company, its Board of Directors or its shareholders. This

     Agreement and the other Transaction Documents of even date herewith have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. As of the Closing, the Transaction Documents dated after the date hereof and required to have been executed and delivered shall have been duly executed and delivered by the Company, and shall constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditor's rights and remedies.

          (c) Issuance of Securities. The issuance of the Purchased Shares, the Notes, the Warrants and the Additional Investment Rights are duly authorized. Other than Israeli stamp tax and withholding tax, there is no tax, levy, impost, duty, fee, assessment or other governmental charge, or any deduction or withholding, imposed by any governmental agency or authority in or of Israel either (A) on or by virtue of the execution or delivery of the Transaction Documents to which the Company is a party, (B) the issuance of the Securities pursuant hereto or (C) on any payment to be made by Company pursuant to the Transaction Documents. As of the Closing, a number of Ordinary Shares shall have been duly authorized and reserved for issuance which equals 130% of the maximum number of Ordinary Shares issuable upon conversion of the Notes and upon exercise of the Warrants and Additional Investment Rights. Upon conversion in accordance with the Notes or exercise in accordance with the Warrants and the Additional Investment Rights, as the case may be, the Conversion Shares, the Warrant Shares and the Additional Investment Right Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares. Assuming the accuracy of each Buyer's representations herein, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act. The Company is not required to publish a prospectus in Israel under the Israeli Securities Law--1968 in connection with the offer and issuance of the Securities.

          (d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Purchased Shares, the Notes, Warrants and Additional Investment Rights, the granting of a security interest in the Collateral (as defined in the Security Documents) and reservation for issuance and issuance of the Conversion Shares, the Warrant Shares and the Additional Investment Right Shares) will not (i) result in a violation of the Articles of Association (as defined in Section 3(r)) of the Company, any capital stock of the Company or Memorandum (as defined in Section 3(r)) of the Company or its Subsidiary or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or its Subsidiary is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of The Nasdaq SmallCap Market (the "Principal Market")) applicable to the Company or its Subsidiary or by which any property or asset of the Company or its Subsidiary is bound or affected.

          (e) Consents. Except as disclosed in Schedule 3(e), the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date, and the Company and its Subsidiary are unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence.

          (f) Acknowledgment Regarding Buyer's Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company, (ii) an "affiliate" of the Company (as defined in Rule 144) or (iii) to the knowledge of the Company, a "beneficial owner" of more than 10% of the Ordinary Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

          (g) No General Solicitation; Placement Agent's Fees. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged Olympus Securities LLC as placement agent (the "Agent") in connection with the sale of the Securities. Other than the Agent, the Company has not engaged any placement agent or other agent in connection with the sale of the Securities.

          (h) No Integrated Offering. None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

          (i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes, the Warrant Shares issuable upon exercise of the Warrants and the Additional Investment Right Shares issuable upon exercise of the Additional Investment Rights will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and the Notes, its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants and its obligation to issue Additional Investment Right Shares upon exercise of the Additional
     Investment Rights in accordance with this Agreement and the Additional Investment Rights is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

          (j) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Association or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Buyer's ownership of the Securities. The Company has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Ordinary Shares or a change in control of the Company.

          (k) SEC Documents; Financial Statements. Since December 31, 2002, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents"). The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of those requested SEC Documents not available on the EDGAR system. To the Company's knowledge, as of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or
     (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents, including, without limitation, information referred to in
     Section 2(d) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

          (l) Absence of Certain Changes. Except as disclosed in Schedule 3(l), since December 31, 2003, there has been no material adverse change and no material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries. Since December 31, 2003, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $250,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $250,000. The Company has not taken any steps to seek protection pursuant to any bankruptcy or reorganization law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or reorganization proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company is not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means (i) the present fair saleable value of the Company's assets is less than the amount required to pay the Company's total Indebtedness (as defined in Section 3(s)), (ii) the Company is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) the Company intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) the Company has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

          (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its Ordinary Shares and which has not been publicly announced.

          (n) Conduct of Business; Regulatory Permits.

               (i) Neither the Company nor its Subsidiary is in violation of any term of or in default under its Articles of Association or Memorandum or their organizational charter or memorandum of association or bylaws, respectively. Neither it nor any its Subsidiary is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiary, and neither the Company nor its Subsidiary will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances which would reasonably lead to delisting or suspension of the Ordinary Shares by the Principal Market in the foreseeable future. Since December 31, 2003, (i) the Ordinary Shares have been designated for quotation on the Principal Market, (ii) trading in the Ordinary Shares have not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Ordinary Shares from the Principal Market. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

               (ii) The Company is in compliance in all material respects with all conditions and requirements stipulated by the instruments of approval granted to it with respect to the "Approved Enterprise" status of any of the Company's facilities by Israeli laws and regulations relating to such "Approved Enterprise" status and other tax benefits received by the Company; and the Company has not received any notice of any proceeding or investigation relating to revocation or modification of any "Approved Enterprise" status granted with respect to any of the Company's facilities. All information supplied by the Company with respect to such applications was true, correct and complete in all material respects when supplied to the appropriate authorities.

               (iii) Except as disclosed in Schedule 3(n), the Company is not in violation of any condition or requirement stipulated by the instruments of approval granted to the Company by the Office of Chief Scientist in the Israeli Ministry of Industry and Trade (the "OCS") and any applicable laws and regulations with respect to any research and development grants given to it by such office. All information supplied by the Company with respect to such applications was true, correct and complete in all material respects when supplied to the appropriate authorities. Schedule 3(n)(iii) provides a correct and complete list of the aggregate amount of pending and outstanding grants from the OCS, net of royalties paid.

          (o) Foreign Corrupt Practices. Neither the Company, nor its Subsidiary, nor has any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

          (p) Sarbanes-Oxley Act. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

          (q) Transactions With Affiliates. Except as set forth in the SEC Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors, employees or 25% shareholder of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director, employee or 25% shareholder or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, employee or 25% shareholder has a substantial interest or is an officer, director, trustee or partner.

          (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Company consists of 45,000,000 Ordinary Shares, of which as of the date hereof, 18,548,633 are issued and outstanding, 3,086,000 shares are reserved for issuance pursuant to the Company's stock option and purchase plans and 18,074,031 shares are reserved for issuance pursuant to securities (other than the Notes, the Warrants and the Additional Investment Rights) exercisable or exchangeable for, or convertible into, Ordinary Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Company's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights  convertible  into, or  exercisable or  exchangeable  for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or its Subsidiary; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness ( as defined in 3(s) below) of the Company or its Subsidiary or by which the Company or its Subsidiary is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company; (v) there are no agreements or arrangements under which the Company or its Subsidiary is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement);
     (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or its Subsidiary is or may become bound to redeem a security of the Company or its Subsidiary; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. Except as disclosed in
     Schedule 3(s), the Company has furnished to the Buyer true, correct and complete copies of the Company's Articles of Association, as amended and as in effect on the date hereof (the "Articles of Association"), and the Company's Memorandum of Association, as amended and as in effect on the date hereof and as filed with the SEC (the "Memorandum"), and the terms of all securities convertible into, or exercisable or exchangeable for, Ordinary Shares and the material rights of the holders thereof in respect thereto.

          (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Company nor its Subsidiary (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect. Schedule 3(s) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money,
     (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses
     (A) through (G) above; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

          (t) Absence of Litigation. Except as disclosed under the caption "Legal Proceedings" in the Company's Annual Report on Form 20-F for the
     fiscal year ended December 31, 2003 of the SEC Documents, there is no material action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company, the Ordinary Shares or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, except as set forth in Schedule 3(t).

          (u) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

          (v) Employee Relations. (i) Neither the Company nor the Subsidiary is a party to any collective bargaining agreement or employs any member of a union. The Company believes that its relations with its employees are good. No executive officer of the Company (as defined in Rule 501(f) of the 1933
     Act) has notified the Company that such officer intends to leave the Company or otherwise terminate such officer's employment with the Company. No executive officer of the Company, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and to the Company's knowledge the continued employment of each such executive officer does not subject the Company to any liability with respect to any of the foregoing matters.

               (ii) Neither the Company nor any of its Subsidiaries is subject to, nor do any of its employees benefit from, whether pursuant to applicable employment laws, regulations, extension orders ("tzavei harchava") or otherwise, any agreement, arrangement, understanding or custom with respect to employment (including, without limitation, termination thereof), other than the minimum benefits and working conditions required by law to be provided pursuant to rules and regulations of the Histadrut (General Federation of Labor), the Coordinating Bureau of Economic Organization and the Industrialists' Association or extension orders that apply to all employees in Israel or to all employees in the Company's industry in

          Israel.  The  severance  pay due to the  Employees  is fully funded or
          provided  for  in  accordance  with  generally   accepted   accounting
          principles, consistently applied.

               (iii) The Company is in compliance with all applicable laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (w) Title. Except as disclosed in Schedule 3(w), the Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

          (x) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted. None of the Company's Intellectual Property Rights have expired or terminated, or are expected to expire or terminate, within three years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or its Subsidiaries regarding its Intellectual Property Rights. The Company is unaware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

          (y) Environmental Laws. To the Company's knowledge, the Company (i) is in compliance with any and all Environmental Laws (as hereinafter defined),
     (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all material terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all applicable Israeli laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

          (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

          (aa) Tax Status. The Company (i) has made or filed all Israeli income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith or for which extensions for the payment thereof have been granted and with respect to which adequate reserves have been set aside and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

          (bb) Internal Accounting Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

          (cc) Taxes. Except as disclosed in Schedule 3(cc) no tax, levy, impost, duty, fee, assessment or other governmental charge or any deduction or withholding imposed by any governmental agency or authority in or of the State of Israel is payable by or on behalf of the Buyers or any assignee of any of the Buyers (i) as a result of the execution, delivery or performance by the Company of any of the Transaction Documents, including, but not limited to, the issuance by the Company of the Securities and the payment of the Company of any amounts owing under the Notes from time to time or
     (ii) assuming no Buyer holds 10% or more of the voting power of the Company, any resale by the Buyers of any of the Securities in accordance with the terms thereof and this Agreement.

          (dd) Form F-3 Eligibility; Foreign Private Issuer Status. The Company is eligible to register the resale by the Buyers of the Ordinary Shares acquired pursuant to the Transaction Documents on a registration statement on Form F-3 under the 1933 Act. The Company qualifies as a "foreign private issuer" as such term is defined in the 1934 Act . There is no agreement to which the Company is a party which would restrict or delay the Company from filing a registration statement pursuant to the terms of the Registration Rights Agreement.

          (ee) Ranking of Notes. Except as set forth on Schedule 3(ee), and subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies, no Indebtedness of the Company is senior to or ranks pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

          (ff) Disclosure. The Company confirms that neither it nor any Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that the Company believes constitutes material, non-public information. The Company understands and confirms that the Buyers will rely on the foregoing representations and covenants in effecting transactions in securities of the Company.

     4. COVENANTS.

          (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

          (b) Form D and Blue Sky. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports that it reasonably determines are necessary relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States following the Closing Date. provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction.

          (c) Reporting Status. Until the date on which the Investors (as defined in the Registration Rights Agreement) shall have sold all the Conversion Shares, Warrant Shares and Additional Investment Right Shares and none of the Notes, Warrants or Additional Investment Rights is outstanding (the "Reporting Period"), the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

          (d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for working capital purposes and repayment of the Current Debt Facility (as defined in the Notes) and not for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

          (e) Financial Information. The Company agrees to send the following to each Investor during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F, any interim reports or any consolidated balance sheets, income statements, shareholders' equity statements and/or cash flow statements for any period other than annual, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) on the same day as the release thereof, facsimile copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.

          (f) Listing. The Company shall promptly secure the listing of all of the Registrable Securities (as defined in the Registration Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which the Ordinary Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents. The Company shall use its reasonable best efforts to maintain the Ordinary Shares' authorization for quotation on the Principal Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Ordinary Shares on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

          (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance of $50,000 to Smithfield Fiduciary LLC (a Buyer) or its designee(s) (in addition to any other expense amounts paid to any Buyer prior to the date of this Agreement), which amount shall be withheld by such Buyer from its Purchase Price at the Closing. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney's fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

          (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by an Investor (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

          (i) Disclosure of Transactions and Other Material Information. On or before 8:30 a.m., New York Time, on July 12, 2004, the Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of each of the Notes, the form of Warrant, the form of Additional Investment Right, the Registration Rights Agreement and the Security Documents) as exhibits to such filing (including all attachments, the "6-K Filing"). From and after the filing of the 6-K Filing with the SEC, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing with the SEC without the express written consent of such Buyer. In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Company, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. No Buyer shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Company nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).

          (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the Ordinary Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes.

          (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as any Buyer beneficially owns any Securities, the Company will not issue any Notes other than to the Buyers as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Notes. For long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, issue or sell any rights, warrants or options to subscribe for or purchase Ordinary Shares or directly or indirectly convertible into or exchangeable or exercisable for Ordinary Shares at a price which varies or may vary with the market price of the Ordinary Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price (as defined in the Notes) with respect to the Ordinary Shares into which any Note is convertible or the then applicable Exercise Price (as defined in the Warrants) with respect to the Ordinary Shares into which any Warrant is exercisable. For long as any Notes, Warrants or Additional Investment Rights remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Notes) if the effect of such Dilutive Issuance is to cause (A) the Company to be required to issue upon conversion of any Note or exercise of any Warrant or Additional Investment Right any Ordinary Shares in excess of that number of Ordinary Shares which the Company may issue upon conversion of the Notes and exercise of the Warrants and Additional Investment Rights without breaching the Company's obligations under the rules or regulations of the Principal Market or (B) the respective Exercise Prices of the Warrants and Additional Investment Rights, but for the provisions of Section 2(a)(vi) of each of the Warrants and the Additional Investment Rights, to be less than the amounts set forth in such sections.

          (l) Corporate Existence. So long as any Buyer beneficially owns any Securities, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes, the Warrants and the Additional Investment Rights.

          (m) Reservation of Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, 130% of the number of Ordinary Shares issuable upon conversion of the Notes and issuable upon exercise of the Warrants and the Additional Investment Rights.

          (n) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

          (o) Additional Issuances of Securities.

               (i) For purposes of this Section 4(o), the following definitions shall apply.

                    (1) "Convertible  Securities"  means any stock or securities
               (other  than  Options)   convertible   into  or   exercisable  or
               exchangeable for Ordinary Shares.

                    (2)  "Options"  means any  rights,  warrants  or  options to
               subscribe  for  or  purchase   Ordinary   Shares  or  Convertible
               Securities.

                    (3)  "Ordinary  Share  Equivalents"   means,   collectively,
               Options and Convertible Securities.

               (ii) From the date hereof  until the date that is 90 Trading Days
          (as defined in the Notes) following the Effective Date (as defined in the Registration Rights Agreement) (the "Trigger Date"), the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Ordinary Shares or Ordinary Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement").

               (iii) From the Trigger Date until the eighteen month anniversary thereof, the Company will not, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this Section 4(o)(iii).

                    (1) The Company  shall  deliver to each Buyer who  purchased
               Notes on the Closing Date a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement, which Offer Notice shall
               (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the persons or entities (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with such Buyers all of the Offered Securities, allocated among such Buyers (a) based on such Buyer's pro rata portion of the aggregate principal amount of Notes purchased hereunder (the "Basic Amount"), and (b) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                    (2) To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the tenth (10th) Business Day after such Buyer's receipt of the Offer Notice (the "Offer Period"), setting forth the portion of such Buyer's Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all eligible Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all eligible Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent its deems reasonably necessary.

                    (3) The Company  shall have ten (10)  Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the eligible Buyers (the "Refused Securities"), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Offer Notice.

                    (4) In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(o)(iii)(3) above), then each Buyer may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(iii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to Section 4(o)(iii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(iii)(1) above.

                    (5) Upon the  closing of the  issuance,  sale or exchange of all or less than all of the Refused Securities, the Buyers shall acquire from the Company, and the Company shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(iii)(3) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Buyers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Buyers and their respective counsel.

                    (6) Any  Offered  Securities  not  acquired by the Buyers or other persons in accordance with Section 4(o)(iii)(3) above may not be issued, sold or exchanged until they are again offered to the eligible Buyers under the procedures specified in this Agreement.

               (iv) The restrictions contained in subsections (ii) and (iii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes).

          (p) Incurrence of Indebtedness. For so long as any Notes remain outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by the Notes and (ii) Permitted Indebtedness (as defined in the Notes).

          (q) Release of Pledges. The Company shall use its best efforts to cause the floating pledges currently registered with the Israeli Companies Registrar, other than such pledges securing Indebtedness listed on Schedule 3(s) hereto, to be erased within 30 days after the Closing Date.

     5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

          (a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Ordinary Shares, the Notes, the Warrants and the Additional Investment Rights, in which the Company shall record the name and address of the Person in whose name the Ordinary Shares, the Notes, the Warrants and Additional Investment Rights have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Warrant Shares issuable upon exercise of the Warrants held by such Person and the number of Additional Investment Rights Shares issuable upon exercise of the Additional Investment Rights held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

          (b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of each Buyer or its respective nominee(s), for the Purchased Shares, the Conversion Shares, the Warrant Shares and the Additional Investment Right Shares issued at the Closing or upon conversion of the Notes or exercise of the Warrants or Additional Investment Rights in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Notes or exercise of the Warrants or Additional Investment Rights in the form of Exhibit F attached hereto (the "Irrevocable Transfer Agent Instructions"). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Ordinary Shares, Conversion Shares, Warrant Shares or Additional Investment Right Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

     6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

          Closing Date. The obligation of the Company hereunder to issue and sell the Purchased Shares, the Notes and the related Warrants and the related Additional Investment Rights to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

               (i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

               (ii) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Smithfield Fiduciary LLC, the amounts withheld pursuant to Section 4(g)) for the Purchased Shares, the Notes and the related Warrants and the related Additional Investment Rights being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

               (iii) Such Buyer and each other Buyer shall have signed the undertaking to the OCS contained in Exhibit I.

               (iv) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

     7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

               Closing Date. The obligation of each Buyer hereunder to purchase the Purchased Shares, the Notes and the related Warrants and the related Additional Investment Rights at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

                    (i) The Company  shall have  executed and  delivered to such
               Buyer (i) each of the Transaction Documents, (ii) certificates for the Purchased Shares (in such denominations as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement, (iii) the Notes (in such principal amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement, (iv) the Warrants (in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement and (v) the Additional Investment Rights (in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement; provided, however, that the Company may furnish to each Buyer a facsimile copy of the stock certificate representing the Purchased Shares, with the original stock certificate held in trust by counsel for the Company until delivery thereof on the second (2nd) Business Day following the Closing.

                    (ii) Such Buyer shall have  received the opinions of Carter,
               Ledyard & Milburn LLP, the Company's United States outside counsel, and S. Friedman & Co, Advocates and Notaries, the Company's Israeli outside counsel, each dated as of the Closing Date, in substantially the form of Exhibits G-1 and G-2 attached hereto.

                    (iii) The Company shall have  delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit F attached hereto, which instructions shall have been delivered to and acknowledged in writing by the Company's transfer agent.

                    (iv) The Company shall have delivered to such Buyer a certified copy of the Articles of Association as certified by the Chief Executive Officer of the Company.

                    (v) The Company shall have delivered to such Buyer a certificate, executed by the Chief Executive Officer of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer (the "Transaction Resolutions"), (ii) the Articles of Association and (iii) the Memorandum, each as in effect at the Closing, in the form attached hereto as Exhibit H.

                    (vi) The representations and warranties of the Company shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit H.

                    (vii) The  Company  shall  have  delivered  to such  Buyer a letter from the Company's transfer agent certifying the number of Ordinary Shares outstanding as of a date within five days of the Closing Date.

                    (viii) The Ordinary Shares (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

                    (ix) The  Company  shall  have  obtained  all  governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities. Without limiting the generality of the foregoing, the Company shall also have obtained
               (A) approval by the OCS of the transactions contemplated hereunder and (B) the consent or waiver of the Company's lenders under the Current Debt Facility with respect to the issuance of the Notes and the granting of a second priority security interest in the Collateral, together with such other agreements as the Buyers shall reasonably require to ensure that the Buyers enjoy full rights with respect to the Collateral (subject to the rights of the OCS under the R&D Law), evidence of which shall have been provided to the Buyers.

                    (x) The Company shall have  delivered to such Buyer Schedule
               3(r), in form and substance satisfactory to the Buyers.

                    (xi) The  Company  shall have  delivered  to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

     8. TERMINATION. In the event that the Closing shall not have occurred with respect to a Buyer on or before ten (10) Business Days from the date hereof due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, this if this Agreement is terminated pursuant to this Section 8, the Company shall remain obligated to reimburse the non-breaching Buyers for the expenses described in Section 4(g) above.

     9. MISCELLANEOUS.

          (a) Governing Law; Jurisdiction; Jury Trial. Except for matters that are inherently governed by the corporate laws of the State of Israel, all questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE

     ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

          (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

          (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

          (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

          (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of at least a majority of the aggregate number of Registrable Securities issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes, holders of the Warrants or holders of the Additional Investment Rights, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

          (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) three Business Days after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

          If to the Company:

                   RADA Electronic Industries Ltd.
                   7 Giborei Israel Street
                   Netanya 42504
                   Israel
                   Telephone:       (011) 972-9-892-1129
                   Facsimile:       (011) 972-9-885-5885
                   Attention:       Elan Sigal, Chief Financial Officer

                   Copy to:

                   Carter Ledyard & Milburn LLP
                   2 Wall Street
                   New York, New York 10005
                   Telephone:  (212) 732-3200
                   Facsimile:   (212) 732-3232
                   Attention:  Steven J. Glusband, Esq.

                   and

                   S. Friedman & Co, Advocates and Notaries
                   The Trade Tower
                   25 Hamered Street
                   P.O.B. 50222
                   Tel Aviv 61500, Israel
                   Telephone: (011) 972-3-796-1501
                   Facsimile:  (011) 972-3-796-1500
                   Attention:   Sarit Molcho, Adv.

          If to the Transfer Agent:

                   American Stock Transfer & Trust Co.
                   59 Maiden Lane
                   New York, New York 10038
                   Telephone: (718) 921-8275
                   Facsimile:  (718) 921-8331
                   Attention: Paula Caropoli

     If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt
     (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or
     (iii) above, respectively.

          The Company hereby irrevocably appoints Puglisi & Associates at 850 Library Avenue, Suite 204, Newark, Delaware 19711, Telephone: (302) 738-6680, Facsimile: (302) 738-7210, Attention: Mr. Donald J. Puglisi, Managing Director, as its agent for the receipt of service of process in connection with any action pursuant to any Transaction Document in the United States. The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents.

          Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 9(f).

          If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer in writing of the name and address of the replacement agent. Failing such appointment and notification, each Buyer shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf. The provisions of this Section 9(f) applying to service on an agent apply equally to service on a replacement agent.

          (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes, the Warrants or the Additional Investment Rights. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate number of Registrable Securities issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes, the Warrants and the Additional Investment Rights). A Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

          (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

          (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

          (j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          (k) Indemnification. In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by such Buyer pursuant to Section 4(i), or (iv) the status of such Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

          (l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

          (m) Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

          (n) Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

          (o) Tax Adjustments.

               (i) All payments by the Company to the Buyers and any of their respective assignees in regard or in connection with this Agreement, the other Transaction Documents or any of the Securities shall be made in freely transferable United States Dollars and free and clear of and without deduction for any present or future income, excise, stamp, documentary, property or franchise taxes and other taxes, levies, fees, duties, withholdings or other charges of any nature whatsoever ("Taxes"), whether of any governmental agency or authority in Israel or otherwise, and including any stamp taxes or any other similar taxes which may be required in Israel for enforcement purposes or any stamp tax due upon issuance of the Purchased Shares or the Ordinary Shares issuable upon conversion or exercise, as the case may be, of the Notes, the Warrants and the Additional Investment Rights. In the event that any withholding or deduction from any interest, distribution or payment to be made by the Company hereunder, the other Transaction Documents or any of the Securities is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Company shall promptly:

                    (1) pay directly or caused to be paid directly to the relevant authority the full amount required to be so withheld or deducted;

                    (2) forward to the applicable  Buyer an official  receipt or other documentation satisfactory to such Buyer evidencing such payment to such authority; and


                    (3) pay to the applicable  Buyer such  additional  amount or amounts as is necessary to ensure that the net amount actually received by such Buyer will equal the full amount such Buyer would have received had no such withholding or deduction been required.

               (ii) The  Company  further  agrees  that if any present or future taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, including franchise taxes and taxes imposed on or measured by any Buyer's net income or receipts ("Further Taxes") are directly or indirectly asserted against such Buyer with respect to any payment of any additional amount described in paragraph (iii) and received by such Buyer hereunder, such Buyer may pay such Further Taxes and the Company will promptly pay to such Buyer such additional amounts (including all penalties, interest or expenses) that such Buyer specifies as necessary to preserve the after-tax return that such Buyer would have received if such Taxes or Further Taxes had not been imposed.

               (iii) If the Company fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the applicable Buyer the required receipts or other required documentary evidence, the Company shall indemnify such Buyer for any incremental Taxes, interest, penalties, expenses and costs that may become payable or are incurred by such Buyer as a result of any such failure. In addition to the foregoing, the Company hereby indemnifies and holds each Buyer harmless for any and all payments made by any Buyer of any Taxes and Further Taxes and for any liabilities (including penalties, interest, legal costs and expenses) incurred by any Buyer or which may be imposed on any Buyer in connection therewith or any delays in their payment.

          (p) Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.



                                       COMPANY:

                                        RADA ELECTRONIC INDUSTRIES
                                        LTD.



                                       By: /s/Adar Azancort     /s/Elan Sigal
                                           ----------------------------------
                                           Name: Adar Azancort    Elan Sigal
                                           Title:  CEO              CFO

         IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.



                                       BUYERS:

                                       SMITHFIELD FIDUCIARY LLC



                                       By:    /s/Adam J. Chill
                                              ----------------
                                              Name: Adam J. Chill
                                              Title:   Authorized Signatory

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                       OMICRON MASTER TRUST



                                       By:   /s/Bruce Bernstein
                                             ------------------
                                             Name: Bruce Bernstein
                                             Title:   Managing Partner

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                       IROQUOIS CAPITAL LP



                                       By:   /s/Joshua Silverman
                                             -------------------
                                             Name:  Joshua Silverman
                                             Title: Partner

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                       BUYERS:



                                       By:  /s/ Jeffrey Smith
                                            -----------------
                                            Name:  Jeffrey Smith
                                            Title:    Authorized Signatory

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                       SCOT J. COHEN



                                       /s/Scot J. Cohen
                                       ----------------

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                       RICHARD ABBE



                                       /s/Richard Abbe
                                       ---------------

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                       BL CUBED LLC
                                       10 E 40th Street 22nd Floor
                                       New York, N.Y.  10016



                                        By: /s/Mel Lifshitz
                                            ---------------
                                            Name:  Mel Lifshitz
                                            Title: Member

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                       FREDERICK BERDON



                                       /s/Frederick Berdon
                                       -------------------

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                       BUYERS:



                                       By: /s/John Kaufman
                                       -------------------

                                       Name:  John Kaufman
                                       Title:  Authorized Signatory

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                       PAUL MASTERS



                                       /s/Paul Masters
                                       ---------------

                               SCHEDULE OF BUYERS

------------------------- -------------------------------- ----------- --------------- --------------- ----------------- -----------
          (1)                           (2)                    (3)          (4)             (5)              (6)             (7)
------------------------- -------------------------------- ----------- --------------- --------------- ----------------- -----------

                                                                         Aggregate                        Number of
                                                            Number of    Principal                        Additional
                                                            Purchased    Amount of       Number of        Investment      Purchase
         Buyer             Address and Facsimile Number       Shares       Notes       Warrant Shares    Right Shares       Price
------------------------- -------------------------------- ----------- --------------- --------------- ----------------- -----------
Smithfield Fiduciary LLC  c/o Highbridge Capital             375,000     $ 1,280,000      400,000           229,125      $ 1,880,000
                           Management, LLC
                          9 West 57th Street, 27th Floor
                          New York, New York  10019
                          Attention:  Ari J. Storch
                                   Adam J. Chill
                          Facsimile:  (212) 751-0755
                          Telephone: (212) 287-4720
                          Residence:  Cayman Islands

Omicron Master Trust      c/o Omicron Capital                306,250     $   510,000      159,375           187,118      $1,000,000
                          810 Seventh Avenue
                          39th Floor
                          New York, New York 10019
                          Attention:  Brian Daly
                          Facsimile:  (212) 803-5263
                          Telephone:  (212) 803-5269
                          Residence: Bermuda

Iroquois Capital LP       c/o Vertical Ventures, LLC         500,000     $   700,000      218,750           305,705      $1,500,000
                          900 Third Avenue,
                          26th Floor
                          New York, New York 10022
                          Facsimile:  (646) 274-1728
                          Telephone: (212) 974-3070
                          Attention:  Joshua  Silverman
                          Residence: New York

Portside Growth and       c/o Ramius Capital Group,          306,250     $   510,000      159,375           187,118      $1,000,000
Opportunity Fund          L.L.C.
                          666 Third Avenue,
                          26th Floor
                          New York, New York 10017
                          Attention: Jeffrey Smith
                                    Roger Anscher
                          Facsimile:    (212) 845-7999
                          Telephone:  (212) 845-7955
                          Residence:  Cayman Islands

Scot J. Cohen             641 Lexington Avenue,               31,250     $         0            0            19,093      $   50,000


------------------------  --------------------------
          (1)                        (8)
------------------------  --------------------------


                           Legal Representative's
                            Address and Facsimile
         Buyer                     Number
------------------------- --------------------------

Smithfield Fiduciary LLC  Schulte Roth & Zabel LLP
                          919 Third Avenue
                          New York, New York  10022
                          Attention:  Eleazer
                          Klein, Esq.
                          Facsimile: (212) 593-5955
                          Telephone:  (212)
                          756-2376


Omicron Master Trust








Iroquois Capital LP








Portside Growth and
Opportunity Fund









Scot J. Cohen


------------------------- -------------------------------- ----------- --------------- --------------- ----------------- -----------
          (1)                           (2)                    (3)          (4)             (5)              (6)             (7)
------------------------- -------------------------------- ----------- --------------- --------------- ----------------- -----------

                                                                         Aggregate                        Number of
                                                            Number of    Principal                        Additional
                                                            Purchased    Amount of       Number of        Investment      Purchase
         Buyer             Address and Facsimile Number       Shares       Notes       Warrant Shares    Right Shares       Price
------------------------- -------------------------------- ----------- --------------- --------------- ----------------- -----------


                          26th Floor
                          New York, New York 10022
                          Facsimile:  (212) 207-3452
                          Telephone: (212) 974-3070
                          Residence:  New York

Richard J. Abbe           641 Lexington Avenue,               31,250     $         0            0            19,093      $   50,000
                          26th Floor
                          New York, New York 10022
                          Facsimile:  (212) 207-3452
                          Telephone: (212) 974-3070
                          Residence:  New York


BL Cubed LLC              10 E. 40th Street, 22nd Floor     125,000      $         0            0            76,375      $  200,000
                          New York, New York 10016
                          Attention: Mel Lifshitz
                          Facsimile:   (212) 779-3218
                          Telephone:  (212) 779-1414
                          Residence:  New York



Frederick Berdon          171  Post Road #105                 62,500     $         0            0            38,187      $  100,000
                          Scarsdale, New York 10583
                          Facsimile:   (914) 694-6335
                          Telephone:  (914) 694-5857
                          Residence:  New York



John Kaufman              c/o Intesec Group                   31,250     $         0            0            19,093      $   50,000
                          P.O. Box 681
                          Ridgewood, New Jersey 07451
                          Facsimile:   (201) 612-8989
                          Telephone:  (201) 612-8585
                          Residence:  New Jersey

Paul Masters              c/o OTA Ltd. Partners               31,250     $         0            0            19,093      $   50,000
                          1 Manhattanville Road
                          Purchase, New York 10577
                          Facsimile:  (914) 694-6335
                          Telephone: (914) 694-5857

-------------------------  --------------------------
          (1)                         (8)
-------------------------  --------------------------


                            Legal Representative's
                             Address and Facsimile
         Buyer                      Number
-------------------------- --------------------------








Richard J. Abbe







BL Cubed LLC








Frederick Berdon







John Kaufman






Paul Masters


------------------------- -------------------------------- ----------- --------------- --------------- ----------------- -----------
          (1)                           (2)                    (3)          (4)             (5)              (6)             (7)
------------------------- -------------------------------- ----------- --------------- --------------- ----------------- -----------

                                                                         Aggregate                        Number of
                                                            Number of    Principal                        Additional
                                                            Purchased    Amount of       Number of        Investment      Purchase
         Buyer             Address and Facsimile Number       Shares       Notes       Warrant Shares    Right Shares       Price
------------------------- -------------------------------- ----------- --------------- --------------- ----------------- -----------




                          Residence:  New York


-------------------------  --------------------------
          (1)                         (8)
-------------------------  --------------------------


                            Legal Representative's
                             Address and Facsimile
         Buyer                      Number
-------------------------- --------------------------







                                    EXHIBITS
                                    --------


Exhibit A         Form of Notes
Exhibit B         Form of Warrants
Exhibit C         Form of Additional Investment Rights
Exhibit D         Registration Rights Agreement
Exhibit E         Form of Debenture
Exhibit F         Irrevocable Transfer Agent Instructions
Exhibit G-1       Form of US Company Counsel Opinion
Exhibit G-2       Form of Israeli Company Counsel Opinion
Exhibit H         Form of Officer's Certificate
Exhibit I         Form of OCS Undertaking



                                    SCHEDULES
                                    ---------


Schedule 3(a)              Subsidiaries
Schedule 3(e)              Consents
Schedule 3(l)              Absence of Certain Changes
Schedule 3(n)              Conduct of Business; Regulatory Permits
Schedule 3(r)              Capitalization
Schedule 3(s)              Indebtedness and Other Contracts
Schedule 3(t)              Litigation
Schedule 3(w)              Title
Schedule 3(x)              Intellectual Property
Schedule 3(z)              Subsidiary Rights
Schedule 3(cc)             Taxes
Schedule 3(ee)             Ranking of Notes

                                                                          ITEM 2

                                                                  EXECUTION COPY


                          REGISTRATION RIGHTS AGREEMENT

               REGISTRATION  RIGHTS  AGREEMENT (this  "Agreement"),  dated as of
July 9, 2004, by and among RADA Electronic Industries Ltd., a corporation organized under the laws of the State of Israel, with headquarters located at 7 Giborei Israel Street, Netanya 42504, Israel (the "Company"), and the undersigned buyers (each, a "Buyer", and collectively, the "Buyers").

               WHEREAS:

               A. In connection with the Securities Purchase Agreement by and among the parties hereto of even date herewith (the "Securities Purchase
Agreement"), the Company has agreed, upon the terms and subject to the conditions set forth in the Securities Purchase Agreement, to issue and sell to each Buyer (i) 1,800,000 of the Company's ordinary shares (the "Purchased Shares"), NIS 0.005 nominal value per share (the "Ordinary Shares"), (ii) senior secured convertible notes of the Company (the "Notes"), which will be convertible into Ordinary Shares, (as converted, the "Conversion Shares") in accordance with the terms of the Notes, (iii) warrants (the "Warrants"), which will be exercisable to purchase Ordinary Shares (as exercised collectively, the "Warrant Shares") and (iv) certain additional investment rights (the "Additional Investment Rights") which will be exercisable to purchase additional Ordinary Shares (as exercised, the "Additional Investment Right Shares") in accordance with the terms of the Additional Investment Rights.

               B. To induce the Buyers to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 Act"), and applicable state securities laws.

               NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

     1. Definitions.

               Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

     a. "Business Day" means any day other than Saturday, Sunday or any other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

     b. "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement.

     c. "Effective Date" means the date the Registration Statement has been declared effective by the SEC.

     d. "Effectiveness Deadline" means the date which is 90 days after the Closing Date, or if there is an SEC review, 120 days after the Closing Date.

     e. "Filing Deadline" means 30 days after the Closing Date.

     f. "Investor" means a Buyer or any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

     g.  "Person"  means  an  individual,   a  limited  liability   company,   a
partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

     h. "register," "registered," and "registration" refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to Rule 415 and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

     i. "Registrable Securities" means (i) the Purchased Shares, (ii) the Conversion Shares issued or issuable upon conversion of the Notes, (iii) the Warrant Shares issued or issuable upon exercise of the Warrants (iv) the Additional Investment Right Shares issued or issuable upon exercise of the Additional Investment Rights and (v) any share capital of the Company issued or issuable with respect to the Purchased Shares, the Conversion Shares, the Notes, the Warrant Shares, the Warrants, the Additional Investment Right Shares or the Additional Investment Rights as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Notes or exercises of the Warrants and Additional Investment Rights.

     j. "Registration Statement" means a registration statement or registration statements of the Company filed under the 1933 Act covering the Registrable Securities.

     k. "Required Holders" means the holders of at least a majority of the Registrable Securities.

     l. "Required Registration Amount" means the sum of (i) the number of Purchased Shares and (ii) 130% of the sum of (x) the number of Conversion Shares issued and issuable pursuant to the Notes as of the trading day immediately preceding the date the Registration Statement is initially filed with the SEC,
(y) the number of Warrant Shares issued and issuable pursuant to the Warrants as of the trading day immediately preceding the date the Registration Statement is initially filed with the SEC and (z) the number of Additional Investment Right Shares issued and issuable pursuant to the Additional Investment Rights as of the trading day immediately preceding the date the Registration Statement is initially filed with the SEC, all subject to adjustment as provided in Section 2(e).

     m. "Rule 415" means Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

     n. "SEC" means the United States Securities and Exchange Commission.

     2. Registration.

     a. Mandatory Registration. The Company shall prepare, and, as soon as practicable but in no event later than the Filing Deadline, file with the SEC the Registration Statement on Form F-3 covering the resale of all of the Registrable Securities. In the event that Form F-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of Section 2(d). The Registration Statement prepared pursuant hereto shall register for resale at least the number of Ordinary Shares equal to the Required Registration Amount. The Registration Statement shall contain (except if otherwise directed by the Required Holders) the "Selling Shareholders" and "Plan of Distribution" sections in substantially the form attached hereto as Exhibit B. The Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline.

     b. Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that an Investor sells or otherwise transfers any of such Investor's Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor. Any Ordinary Shares included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement. In no event shall the Company include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Required Holders.

     c. Legal Counsel. Subject to Section 5 hereof, the Required Holders shall have the right to select one legal counsel to review and oversee any registration pursuant to this Section 2 ("Legal Counsel"), which shall be Schulte Roth & Zabel LLP or such other counsel as thereafter designated by the Required Holders. The Company and Legal Counsel shall reasonably cooperate with each other in performing the Company's obligations under this Agreement.

     d. Ineligibility for Form F-3. In the event that Form F-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the Registrable Securities on Form F-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration

 Statement on Form F-3 covering the Registrable Securities has been declared effective by the SEC.

     e. Sufficient Number of Shares Registered. In the event the number of shares available under a Registration Statement filed pursuant to Section 2(a) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor's allocated portion of the Registrable Securities pursuant to Section 2(b), the Company shall amend the applicable Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least the Required Registration Amount as of the trading day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises. The Company shall use its best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of Registrable Securities issued and issuable upon conversion of the Notes and upon exercise of the Warrants and the Additional Investment Rights covered by such Registration Statement is greater than 110% of the number of Ordinary Shares available for resale under such Registration Statement. The calculation set forth in the foregoing sentence shall be made without regard to any limitations on the conversion of the Notes or the exercise of the Warrants or the Additional Investment Rights and such calculation shall assume that the Notes are then convertible into Ordinary Shares at the then prevailing
Conversion Rate (as defined in the Notes) and that the Warrants and Additional Investment Rights are then exercisable for Ordinary Shares at the then prevailing Exercise Price (as defined in the Warrants and Additional Investment Rights, respectively).

     f. Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement. If (i) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement is (A) not filed with the SEC on or before the respective Filing Deadline (a "Filing Failure") or (B) not declared effective by the SEC on or before the respective Effectiveness Deadline (an "Effectiveness Failure") or (ii) on any day after the Effective Date sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined in Section 3(r)) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or to register a sufficient number of Ordinary Shares) (a "Maintenance Failure") then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying Ordinary Shares (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to one and one half percent (1 1/2%) of the aggregate Purchase Price (as such term is defined in the Securities Purchase Agreement) of such Investor's Registrable Securities included in such Registration Statement on each of the following dates: (i) the day of a Filing Failure and on every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until such Filing Failure is cured; (ii) the day of an Effectiveness Failure

(pro rated for periods totaling less than thirty days) and on every thirtieth day thereafter until such Effectiveness Failure is cured; (iii) the initial day of a Maintenance Failure and on every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until such Maintenance Failure is cured. The payments to which a holder shall be entitled pursuant to this Section 2(g) are referred to herein as "Registration Delay Payments." Registration Delay Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Registration Delay Payments are incurred and (II) the third Business Day after the event or failure giving rise to the Registration Delay
Payments is cured. In the event the Company fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

     3. Related Obligations.

               At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(d) or 2(e), the Company will use its best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

     a. The Company shall submit to the SEC, within three (3) Business Days after the Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff has no further comments on a particular Registration Statement, as the case may be, a request for acceleration of effectiveness of such Registration Statement to a time and date not later than 48 hours after the submission of such request. The Company shall keep each Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date as of which the Investors may sell all of the Registrable Securities covered by such Registration Statement without restriction pursuant to Rule 144(k) (or any successor thereto) promulgated under the 1933 Act or (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the "Registration Period"). The Company shall ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.

     b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration
Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 6-K, Form 20-F or any analogous report under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.

     c. The Company  shall (A) permit  Legal  Counsel to review and comment upon
(i) a Registration Statement at least five (5) Business Days prior to its filing with the SEC and (ii) all amendments and supplements to all Registration Statements (except for Annual Reports on Form 20-F, and Reports on Form 6-K and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which Legal Counsel reasonably objects. The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto without the prior approval of Legal Counsel, which consent shall not be unreasonably withheld. The Company shall furnish to Legal Counsel, without charge, (i) copies of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel in performing the Company's obligations pursuant to this Section 3.

     d. The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor and not otherwise available on the EDGAR System, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

     e. The Company shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration
Statement under such other securities or "blue sky" laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify Legal Counsel and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

     f. The Company shall notify Legal Counsel and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to Legal Counsel and each Investor (or such other number of copies as Legal Counsel or such Investor may reasonably request). The Company shall also promptly notify Legal Counsel and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and each Investor by facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and
(iii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

     g. The Company shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

     h. At the reasonable request of any Investor, the Company shall furnish to such Investor, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company's independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Investors, and (ii) an opinion, dated as of such date, from each of the U.S. and Israeli counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investors.

     i. The Company  shall make  available  for  inspection by (i) any Investor,
(ii) Legal Counsel and (iii) one firm of accountants or other agents retained by the Investors (collectively, the "Inspectors"), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be reasonably deemed necessary by each Inspector, and cause the Company's officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree to hold in strict confidence and shall not make any disclosure (except to an Investor) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector has knowledge. Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Company and any Investor) shall be deemed to limit the Investors' ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

     j. The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

     k. The Company shall use its reasonable best efforts either to (i) cause all of the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or
(ii) secure designation and quotation of all of the Registrable Securities covered by a Registration Statement on the Nasdaq SmallCapMarket. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(k).

     l. The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

     m. If requested by an Investor, the Company shall (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement if reasonably requested by an Investor holding any Registrable Securities.

     n. The Company shall use its reasonable best efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

     o. The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company's fiscal quarter next following the effective date of a Registration Statement.

     p. The Company shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

     q. Within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

     r. Notwithstanding anything to the contrary herein, at any time after the Registration Statement has been declared effective by the SEC, the Company may delay the disclosure of material, non-public information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a "Grace Period"); provided, that the Company shall promptly (i) notify the Investors in writing of the existence of material, non-public information giving rise to a Grace Period (provided that in each notice the Company will not disclose the content of such material, non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed ten (10) consecutive days and during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of twenty (20) business days and the first day of any Grace Period must be at least two (2) trading days after the last day of any prior Grace Period (each, an "Allowable Grace Period"). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of
Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended Ordinary Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the applicable Registration Statement, prior to the Investor's receipt of the notice of a Grace Period and for which the Investor has not yet settled.

     4. Obligations of the Investors.

     a. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor if such Investor elects to have any of such Investor's Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

     b. Each Investor, by such Investor's acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from such Registration Statement.

     c. Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of 3(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended Ordinary Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor's receipt of a notice from the Company of the happening of any event of the kind described in
Section 3(g) or the first sentence of 3(f) and for which the Investor has not yet settled.

     d. Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

     5. Expenses of Registration.

               All reasonable  expenses,  other than underwriting  discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company. The Company shall also reimburse the Investors for the standard fees and disbursements of Legal Counsel in connection with registration, filing or qualification pursuant to Sections 2 and 3 of this Agreement which amount shall be limited to $10,000.

     6. Indemnification.

               In the event any Registrable Securities are included in a Registration Statement under this Agreement:

     a. To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, members, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an "Indemnified Person"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "Claims") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("Indemnified Damages"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered ("Blue Sky Filing"), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including,  without  limitation,  any  state  securities  law,  or any  rule  or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any material violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, "Violations"). Subject to Section 6(c), the Company shall reimburse the

Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d); (ii) with respect to any preliminary prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any Person controlling such Person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented, if such prospectus was timely made available by the Company pursuant to Section 3(d), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation and such Indemnified Person, notwithstanding such advice, used it or failed to deliver the correct prospectus as required by the 1933 Act and such correct prospectus was timely made available pursuant to Section 3(d); (iii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, including a corrected prospectus, if such prospectus or corrected prospectus was timely made available by the Company pursuant to Section 3(d); and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

     b. In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an "Indemnified Party"), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

     c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

     d. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

     e. The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

     7. Contribution.

               To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that:
(i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

     8. Reports Under the 1934 Act.

               With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration ("Rule 144"), the Company agrees to:

     a. make and keep public information available, as those terms are understood and defined in Rule 144;

     b. file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

     c. furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

     9. Assignment of Registration Rights.

               The rights under this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of such Investor's Registrable Securities if: (i)
the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned;
(iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act and applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement.

     10. Amendment of Registration Rights.

               Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

     11. Miscellaneous.

     a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from such record owner of such Registrable Securities.

     b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) three Business Days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:


        If to the Company:

               RADA Electronic Industries Ltd.
               7 Giborei Israel Street
               Netanya 42504
               Israel
               Telephone:    (011) 972-9-892-1129

               Facsimile:    (011) 972-9-885-5885
               Attention:    Elan Sigal, Chief Financial
               Officer

        Copy to:

               Carter Ledyard & Milburn LLP
               2 Wall Street
               New York, New York 10005
               Telephone: 212-732-3200
               Facsimile: 212-732-3232
               Attention: Steven J. Glusband, Esq.

        and

               S. Friedman
               The Trade Tower
               25 Hamered Street
               P.O.B. 50222 Tel Aviv 61500, Israel Telephone: (011) 972-3-796-1501 Facsimile: (011) 972-3-796-1500 Attention:
               Sarit Molcho, Adv.

        If to Legal Counsel:

               Schulte Roth & Zabel LLP
               919 Third Avenue
               New York, New York 10022
               Telephone:  (212) 756-2000
               Facsimile:  (212) 593-5955
               Attention:  Eleazer Klein, Esq.


If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers attached hereto, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

        The Company hereby irrevocably appoints Puglisi & Associates at 850 Library Avenue, Suite 204, Newark, Delaware 19711, Telephone: (302) 738-6680,
Facsimile: (302) 738-7210, Attention: Mr. Donald J. Puglisi, Managing Director, as its agent for the receipt of service of process in connection with any action pursuant to any Transaction Document in the United States. The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents.

               Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 11(b).

               If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer in writing of the name and address of the replacement agent. Failing such appointment and notification, each Buyer shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf. The provisions of this Section 11(b) applying to service on an agent apply equally to service on a replacement agent.

     c. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

     d. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

     e. This Agreement, the other Transaction Documents (as defined in the Securities Purchase Agreement) and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

     f. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

     g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     h. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

     i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     j. All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.

     k. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

     l. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.


                                   * * * * * *

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

                                       COMPANY:

                                       RADA ELECTRONIC INDUSTRIES LTD.



                                       By:   /s/Adar Azancort     /s/Elan Sigal
                                             ----------------------------------
                                             Name: Adar Azancort    Elan Sigal
                                             Title:  CEO             CFO

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.


                                       BUYERS:

                                       SMITHFIELD FIDUCIARY LLC



                                       By:  /s/  Adam J. Chill
                                            ------------------
                                            Name:  Adam J. Chill
                                            Title:    Authorized Signatory

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.


                                       OMICRON MASTER TRUST



                                       By:  /s/Bruce Bernstein
                                            ------------------
                                            Name: Bruce Bernstein
                                            Title:   Managing Partner

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.


                                       IROQUOIS CAPITAL LP



                                       By:  /s/Joshua Silverman
                                            -------------------
                                            Name:  Joshua Silverman
                                            Title: Partner

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.


                                       PORTSIDE GROWTH
                                       AND OPPORTUNITY FUND


                                       By: /s/ Jeffrey Smith
                                           -----------------
                                            Name: Jeffrey Smith
                                            Title: Authorized Signatory

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.


                                                  SCOT J. COHEN


                                                  /s/ Scot J. Cohen
                                                  -----------------

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.


                                       RICHARD ABBE



                                       By:  /s/ Richard Abbe
                                            ----------------

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.


                                       BL CUBED LLC
                                       10 E 40th Street 22nd Floor
                                       New York, N.Y.  10016



                                       By: /s/Mel Lifshitz
                                           ---------------
                                            Name:  Mel Lifshitz
                                            Title: Member

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.


                                       FREDERICK BERDON



                                       /s/ Frederick Berdon
                                       --------------------

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.






                                                  By: /s/John Kaufman
                                                      ---------------
                                                      Name:  John Kaufman
                                                      Title:

               IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.


                                                          PAUL MASTERS



                                                       /s/ Paul Masters
                                                       ----------------

                               SCHEDULE OF BUYERS

                                        Buyer's Address              Buyer's Representative's Address
                                        ---------------              --------------------------------
            Buyer                     and Facsimile Number             and Facsimile Number
            -----                     --------------------             --------------------
Smithfield Fiduciary LLC       c/o Highbridge Capital              Schulte Roth & Zabel LLP
                               Management, LLC                     919 Third Avenue
                               9 West 57th Street, 27th Floor      New York, New York 10022
                               New York, New York 10019            Attn:  Eleazer Klein, Esq.
                               Attention:  Ari J. Storch           Facsimile:  (212) 593-5955
                                                 Adam J. Chill     Telephone:  (212) 756-2000
                               Facsimile: (212) 751-0755
                               Telephone: (212) 287-4720

Omicron Master Fund            c/o Omicron Capital
                               810 Seventh Avenue
                               39th Floor
                               New York, New York 10019
                               Attention:  Brian Daly
                               Facsimile:  (212) 803-5263
                               Telephone:  (212) 803-5269

Iroquois Capital LP            c/o Vertical Ventures, LLC
                               900 Third Avenue, 26th Floor
                               New York, New York  10022
                               Facsimile:  (646) 274-1728
                               Telephone:     (212) 974-3070
                               Attention:  Joshua Silverman

Portside Growth and            c/o Ramius Capital Group, L.L.C.
Opportunity Fund               666 Third Avenue, 26th Floor
                               New York, New York 10017
                               Attention: Jeffrey Smith
                                          Roger Anscher
                               Facsimile: (212) 845-7999
                               Telephone:  (212) 845-7955

Scot J. Cohen                  641 Lexington Avenue,
                               26th Floor
                               New York, New York 10022
                               Facsimile:  (212) 207-3452
                               Telephone: (212) 974-3070
Richard Abbe                   641 Lexington Avenue,
                               26th Floor
                               New York, New York 10022
                               Facsimile:  (212) 207-3452
                               Telephone: (212) 974-3070

BL Cubed LLC                   10 E. 40th Street, 22nd Floor
                               New York, New York 10016
                               Attention: Mel Lifshitz
                               Facsimile: (212) 779-3218
                               Telephone:  (212) 779-1414


Frederick Berdon               c/o F. Berdon & Company
                               171 Post Road #105
                               Scarsdale, New York 10583
                               Facsimile: (914) 692-6335
                               Telephone:  (914) 694-5857
John Kaufman                   c/o Intesec Group
                               P.O. Box 681
                               Ridgewood, New Jersey 07451
                               Facsimile:   (201) 612-8989
                               Telephone:  (201) 612-8585
                               Residence:  New Jersey

Paul Masters                   c/o OTA Ltd. Partners
                               1 Manhattanville Road
                               Purchase, New York 10577
                               Facsimile: (914) 694-6335
                               Telephone:  (914) 694-5857

                                                                       EXHIBIT A

                         FORM OF NOTICE OF EFFECTIVENESS
                         -------------------------------
                            OF REGISTRATION STATEMENT
                            -------------------------


American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
Attention:  Paula Caroppoli

               Re:    RADA Electronic Industries Ltd.

Ladies and Gentlemen:

               [We are][I am] counsel to RADA Electronic Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), and have represented the Company in connection with that certain Securities Purchase Agreement (the "Securities Purchase Agreement") entered into by and among the Company and the buyers named therein (collectively, the "Holders") pursuant to which the Company issued to the Holders the Company's ordinary shares, NIS 0.005 nominal value per share (the "Ordinary Shares"), senior secured convertible notes (the "Notes") convertible into Ordinary Shares, warrants exercisable for Ordinary Shares (the "Warrants") and additional investment rights exercisable for Ordinary Shares (the "Additional Investment Rights"). Pursuant to the Securities Purchase Agreement, the Company also has entered into a Registration Rights Agreement with the Holders (the "Registration Rights Agreement") pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the Ordinary Shares issued pursuant to the Securities Purchase Agreement, the Ordinary Shares issuable upon conversion of the Notes and the Ordinary Shares issuable upon exercise of the Warrants and the Additional Investment Rights, under the Securities Act of 1933, as amended (the "1933 Act"). In connection with the Company's obligations under the Registration Rights Agreement, on ____________ ___, 200_, the Company filed a Registration Statement on Form F-3 (File No. 333-_____________) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") relating to the Registrable Securities which names each of the Holders as a selling shareholder thereunder.

               In connection with the foregoing, [we][I] advise you that a member of the SEC's staff has advised [us][me] by telephone that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and [we][I] have no knowledge, after telephonic inquiry of a member of the SEC's staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

               This letter shall serve as our standing opinion to you that the Ordinary Shares are freely transferable by the Holders pursuant to the Registration Statement, assuming the compliance with any applicable prospectus delivery requirements of the 1933 Act by the Holders in connection with their disposition of the Ordinary Shares. You need not require further letters from us to effect any future legend-free issuance or reissuance of Ordinary Shares to the Holders as contemplated by the Company's Irrevocable Transfer Agent Instructions dated July __, 2004. This letter shall serve as our standing opinion with regard to this matter.


                                                   Very truly yours,

                                                   [ISSUER'S COUNSEL]


                                                   By:_____________________
CC:     [LIST NAMES OF HOLDERS]

                                                                       EXHIBIT B

                              SELLING SHAREHOLDERS

        The ordinary shares being offered by the selling shareholders were issued pursuant to a Securities Purchase Agreement, dated as of July 9, 2004, and are issuable upon conversion of the convertible notes and upon exercise of the warrants and additional investment rights. For additional information regarding the issuance of those shares, convertible notes, warrants and additional investment rights, see "Private Placement of Ordinary Shares, Convertible Notes, Warrants and Additional Investment Rights" above. We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the Ordinary Shares, the Convertible Notes, the Warrants and the Additional Investment Rights issued pursuant to the Securities Purchase Agreement, the selling shareholders have not had any material relationship with us within the past three years.

        The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares by each of the selling shareholders. The second column lists the number of ordinary shares beneficially owned by each selling shareholder, based on its ownership of the ordinary shares, convertible notes, warrants and additional investment rights, as of ________, 200_, assuming conversion of all convertible notes and exercise of the warrants and additional investment rights held by the selling shareholders on that date, without regard to any limitations on conversions or exercise.

        The third column lists the ordinary shares being offered by this prospectus by the selling shareholders.

        In accordance with the terms of registration rights agreements with the selling shareholders, this prospectus generally covers the resale of at least sum of (i) the number of ordinary shares initially issued pursuant to the Securities Purchase Agreement and (ii) 130% of the sum of (x) the number of ordinary shares issuable upon conversion of the convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, (y) the number of ordinary shares issuable upon exercise of the related warrants and additional investment rights as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes and the exercise price of the warrants and the additional investment rights may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

        Under the terms of the convertible notes, the warrants and the additional investment rights, a selling shareholder may not convert the convertible notes, or exercise the warrants or additional investment rights, to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 4.99% of our then outstanding ordinary shares following such conversion or exercise, excluding for purposes of such determination ordinary shares issuable upon conversion of the convertible notes which have not been converted and upon exercise of the warrants and additional investment rights which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                                         Maximum Number of
                                   Number of Shares      Shares to be Sold    Number of Shares
                                    Owned Prior to       Pursuant to this        Owned After
Name of Selling Shareholder            Offering             Prospectus            Offering
---------------------------            --------             ----------            --------

Smithfield Fiduciary LLC (1)                                                          0

Omicron Master Trust (2)

Iroquois Capital LP (3)

Portside Growth and Opportunity
Fund (4)

Scot J. Cohen

Richard Abbe

BL Cubed LLC (5)

Frederick Berdon

John Kaufman

Paul Masters


        (1) Highbridge Capital Management, LLC ("Highbridge"), is the trading manager of Smithfield Fiduciary LLC ("Smithfield") and consequently has voting control and investment discretion over the ordinary shares held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

        (2) Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority,

Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

        (3)

        (4) Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Portside Growth & Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

        (5)

                              PLAN OF DISTRIBUTION

        We are registering the ordinary shares issued and issuable upon conversion of the convertible notes and upon exercise of the warrants and additional investment rights to permit the resale of these ordinary shares by the holders of the ordinary shares, convertible notes, warrants and additional investment notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. We will bear all fees and expenses incident to our obligation to register the ordinary shares.

        The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ordinary shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

          o on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

          o    in the over-the-counter market;

          o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

          o through the writing of options, whether such options are listed on an options exchange or otherwise;

          o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

          o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

          o an exchange distribution in accordance with the rules of the applicable exchange;

          o    privately negotiated transactions;

          o    short sales;

          o    sales pursuant to Rule 144;

          o broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

          o    a combination of any such methods of sale; and

          o    any other method permitted pursuant to applicable law.

        If the selling shareholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ordinary shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares short and deliver ordinary shares covered by this prospectus to close out short positions. The selling shareholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

        The selling shareholders may pledge or grant a security interest in some or all of the convertible notes, warrants, additional investment rights or ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling shareholders and any broker-dealer participating in the distribution of the ordinary shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling shareholder will sell any or all of the ordinary shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

        The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

        We will pay all expenses of the registration of the ordinary shares pursuant to the registration rights agreement, estimated to be $[ ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

                                                                          ITEM 3

                           [FORM OF CONVERTIBLE NOTE]

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 19(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                         RADA ELECTRONIC INDUSTRIES LTD.


                         SENIOR SECURED CONVERTIBLE NOTE


Issuance Date:  July __, 2004                     Principal: U.S. $_____________

               FOR VALUE RECEIVED, RADA Electronic Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), hereby promises to pay to the order of [SMITHFIELD FIDUCIARY LLC][OTHER BUYERS] or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Principal at a rate per annum equal to the Interest Rate (as defined below), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Senior Secured Convertible Note (including all Senior Secured Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Secured
Convertible Notes (collectively, the "Notes" and such other Senior Secured Convertible Notes, the "Other Notes") issued on the Issuance Date pursuant to the Securities Purchase Agreement (as defined below). Certain capitalized terms are defined in Section 29.

     (1) MATURITY. On the Maturity Date, the Holder shall surrender this Note to the Company and the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any. The "Maturity Date" shall be July 12, 2007, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5) is delivered prior to the Maturity Date.

     (2) INTEREST; INTEREST RATE. Interest on this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in arrears on the first day of each Calendar Quarter during the period beginning on the Issuance Date and ending on, and including, the Maturity Date (each, an "Interest Date") with the first Interest Date being October 1, 2004. Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate and be payable by way of inclusion of the Interest in the Conversion Amount in accordance with Section 3(b)(i). From and after the occurrence of an Event of Default, the Interest Rate shall be increased to fifteen percent (15%) In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.

     (3) CONVERSION OF NOTES. This Note shall be convertible into Ordinary Shares of the Company, NIS 0.005 nominal value per share (the "Ordinary Shares"), on the terms and conditions set forth in this Section 3.

     (a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Ordinary Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of an Ordinary Share upon any conversion. If the issuance would result in the issuance of a fraction of an Ordinary Share, the Company shall round such fraction of an Ordinary Share up to the nearest whole share. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Ordinary Shares upon conversion of any Conversion Amount.

     (b) Conversion Rate. The number of Ordinary Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the "Conversion Rate").

          (i) "Conversion Amount" means the sum of (A) the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal and (C) accrued and unpaid Late Charges with respect to such Principal and Interest.

          (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination, and subject to adjustment as provided herein, U.S. $2.10.

     (c) Mechanics of Conversion.

          (i)  Optional  Conversion.  To  convert  any  Conversion  Amount  into
     Ordinary Shares on any date (a "Conversion Date"), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first Business Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the second Business Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), the Company shall (X) provided the Transfer Agent is participating in the Depository Trust Company ("DTC") and the Ordinary Shares do not require any legends. Fast Automated Securities Transfer Program credit such aggregate number of Ordinary Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the share register of the Company in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder shall be entitled. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Ordinary Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Ordinary Shares on the Conversion Date.

          (ii) Company's Failure to Timely Convert. If the Company shall fail to register in the Company's share registry and issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Ordinary Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the date which is five Business Days after the Conversion Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each date of such Conversion Failure in an amount equal to 1.0% of the product of (I) the sum of the number of Ordinary Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Ordinary Shares on the Share Delivery Date and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be,  any  portion  of this  Note  that has not been  converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Ordinary Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Holder of Ordinary Shares issuable upon such conversion that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Ordinary Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Ordinary Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Ordinary Shares, times (B) the Closing Bid Price on the Conversion Date.

          (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting physical surrender and reissue of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

          (iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to
     Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Ordinary Shares issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of Ordinary Shares not in dispute and resolve such dispute in accordance with Section 24.

     (d) Limitations on Conversions.

          (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates) would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its affiliates shall include the number of Ordinary Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Ordinary Shares which would be issuable upon
     (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any Other Notes or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 3(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Section 3(d)(i), in determining the number of outstanding Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company's most recent Form 20-F or Form 6-K, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one Business Day confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Ordinary Shares was reported.

          (ii) Principal Market Regulation. The Company shall not be obligated to issue any Ordinary Shares upon conversion of this Note if the issuance of such Ordinary Shares would exceed that number of Ordinary Shares which the Company may issue upon conversion of the Notes without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Principal Market for issuances of Ordinary Shares in excess of such amount (the "Shareholder Approval") or
     (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Securities Purchase Agreement (the "Purchasers") shall be issued, upon conversion or exercise, as applicable, of Notes, Warrants or Additional Investment Rights, Ordinary Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Ordinary Shares issued to such Purchaser pursuant to the Securities Purchase Agreement on the Closing Date and the denominator of which is the aggregate number of Ordinary Shares issued to the Purchasers pursuant to the Securities Purchase Agreement on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Ordinary Shares which, in the aggregate, is less than such holder's Exchange Cap

     Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Ordinary Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder.

     (4) RIGHTS UPON EVENT OF DEFAULT.

     (a) Event of Default. Each of the following events shall constitute an "Event of Default":

          (i) the failure of the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is 75 days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of 10 consecutive days or for more than an aggregate of 30 days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

          (ii) the suspension from trading or failure of the Ordinary Shares to be listed on an Eligible Market for a period of five consecutive days or for more than an aggregate of 10 days in any 365-day period;

          (iii) the Company's (A) failure to cure a Conversion Failure by delivery of the required number of Ordinary Shares within ten (10) Business Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Ordinary Shares that is tendered in accordance with the provisions of the Notes;

          (iv) at any time following the tenth consecutive Business Day that the Holder's Authorized Share Allocation is less than the number of Ordinary Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

          (v) the Company's failure to pay to the Holder any amount of Principal, Interest, Late Charges or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby to which the Holder is a party, except, in the case of a failure to pay Interest and Late Charges when and as due, in which case only if such failure continues for a period of at least three Business Days;

          (vi) any default under, redemption of or acceleration prior to maturity of any Indebtedness (as defined in Section 3(s) of the Securities Purchase Agreement) of the Company or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) other than with respect to any Other Notes;

          (vii) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign, Israeli or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

          (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders a stay of proceedings against the Company or any of its Subsidiaries or the liquidation of the Company or any of its Subsidiaries;

          (ix) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within 60 days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $250,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within 30 days of the issuance of such judgment;

          (x) the Company breaches any material representation, warranty, covenant or other term or condition of the Securities Purchase Agreement or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated thereby and hereby to which the Holder is a party, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten (10) consecutive Business Days;

          (xi) any breach or failure in any respect to comply with Section 15 of this Note;

          (xii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes; or

          (xiii) the Company shall, directly or indirectly, repay, prepay, redeem, defease or otherwise make any payment on any Indebtedness existing on the Subscription Date, other than this Note, the Other Notes or the Current Debt Facility in cash or cash equivalents.

     (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Closing Sale Price of the Ordinary Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 12.

     (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

     (a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction, unless (i) the Person formed by or surviving any such Fundamental Transaction (if other than the Company) or the Person to which such Fundamental Transaction shall have been made assumes all the obligations of the Company under this Note and the other Transaction Documents pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes, a security of the Person formed by or surviving any such Fundamental Transaction (if other than the Company) or the Person to which such Fundamental Transaction shall have been made evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the interest rates of the Notes held by such holder and having similar ranking to the Notes, and satisfactory to the Required Holders, and (ii) the Company or the Person formed by or surviving any such Fundamental Transaction or to which such Fundamental Transaction shall have been made is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon any Fundamental Transaction, the successor corporation to such Fundamental Transaction shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to such "Company" shall refer instead to the successor corporation or, if so elected by the Required Holders, by the company or entity that, directly or indirectly, controls such successor corporation), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such successor Person had been named as the Company herein; provided, however, that the predecessor Company shall not be relieved from its obligations under the Transaction Documents except in the case of a Fundamental Transaction that meets the requirements of this section. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events.

     (b) Redemption Right. No sooner than 15 days nor later than 10 days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period beginning after the Holder's receipt of a Change of Control Notice and ending on the date of the consummation of such Change of Control (or, in the event a Change of Control Notice is not delivered at least 10 days prior to a Change of Control, at any time on or after the date which is 10 days prior to a Change of Control and ending 10 days after the consummation of such Change of Control), the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount being redeemed and (y) the quotient determined by dividing (A) the Closing Sale Price of the Ordinary Shares immediately following the public announcement of such proposed Change of Control by (B) the Conversion Price and (ii) 125% of the Conversion Amount being redeemed (the "Change of Control Redemption Price"). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 12 and shall have priority to payments to shareholders in connection with a Change of Control.

     (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

     (a) Purchase Rights. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the Ordinary Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

     (b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a "Corporate Event"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, (i) in addition to the Ordinary Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Ordinary Shares had such Ordinary Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Ordinary Shares) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders.

     (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

     (a) Adjustment of Conversion Price upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Ordinary Shares (including the issuance or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding Ordinary Shares deemed to have been issued or sold by the Company in connection with any Excluded Security) for a consideration per share less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Ordinary Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Ordinary Shares Deemed Outstanding immediately after such Dilutive Issuance. For purposes of determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

          (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the "lowest price per share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Ordinary Share or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Share upon conversion or exchange or exercise of such Convertible Securities.

          (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Ordinary Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance of sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the "price per share for which one Ordinary Shares is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Ordinary Share upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

          (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Ordinary Shares changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Issuance Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

          (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the

     Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

          (v) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (vi) Until such time as the Company receives the Shareholder Approval, no adjustment pursuant to Section 2(a) shall cause the Exercise Price to be less than $____1, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

     (b) Adjustment of Conversion Price upon Subdivision or Combination of Ordinary Shares. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Ordinary Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

     (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

     (8) COMPANY'S RIGHT OF MANDATORY CONVERSION.

     (a) Mandatory Conversion. If at any time from and after the 18 month anniversary of the day the Registration Statement relating to any Ordinary Shares issuable in connection with this Note and the Other Notes is declared effective by the SEC (the "Mandatory Conversion Eligibility Date"), (i) the Weighted Average Price of the Ordinary Shares exceeds 150% of the Conversion Price as of the Issuance Date (subject to appropriate adjustments for stock splits, stock dividends, stock combinations and other similar transactions after the Issuance Date) for each of any twenty (20) consecutive Trading Days following the Mandatory

__________________

1 Insert price equal to the Closing Bid Price on the Closing Date.

Conversion  Eligibility Date (the "Mandatory  Conversion  Measuring Period") and
(ii) the Equity Conditions shall have been satisfied or waived in writing by the Holder as of both the Mandatory Conversion Notice Date and the Mandatory Conversion Date (each, as defined below), the Company shall have the right to require the Holder to convert all or any portion of the Conversion Amount then remaining under this Note as designated in the Mandatory Conversion Notice into fully paid, validly issued and nonassessable shares of Common Stock in accordance with Section 3(c) hereof at the Conversion Rate as of the Mandatory Conversion Date (as defined below) (a "Mandatory Conversion"). The Company may exercise its right to require conversion under this Section 8(a) by delivering within not more than two Trading Days following the end of such Mandatory Conversion Measuring Period a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes and the Transfer Agent (the "Mandatory Conversion Notice" and the date all of the holders received such notice is referred to as the "Mandatory Conversion Notice Date"). The Mandatory Conversion Notice shall be irrevocable.


     (b) Pro Rata Conversion Requirement. If the Company elects to cause a conversion of all or any portion of the Conversion Amount of this Note pursuant to Section 8(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause the conversion of this Note pursuant to Section 8(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (I) the aggregate Conversion Amount of Notes which the Company has elected to cause to be converted pursuant to Section 8(a), multiplied by (II) the fraction, the numerator of which is the sum of the aggregate principal amount of the Notes purchased by such holder pursuant to the Securities Purchase Agreement and the denominator of which is the sum of the aggregate principal amount of the Notes purchased by all holders pursuant to the Securities Purchase Agreement (such fraction with respect to each holder is referred to as its "Allocation Percentage," and such amount with respect to each holder is referred to as its "Pro Rata Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Allocation Percentage. The Mandatory Conversion Notice shall state (i) the Trading Day selected for the Mandatory Conversion in accordance with Section 8(a), which Trading Day shall be at least 20 Business Days but not more than 60 Business Days following the Mandatory Conversion Notice Date (the "Mandatory Conversion Date"), (ii) the aggregate Conversion Amount of the Notes which the Company has elected to be subject to mandatory conversion from all of the holders of the Notes pursuant to this Section 8 (and analogous provisions under the Other Notes), (iii) each holder's Pro Rata Conversion Amount of the Conversion Amount of the Notes the Company has elected to cause to be converted pursuant to this Section 8 (and analogous provisions under the Other Notes) and (iv) the number of shares of Common Stock to be issued to such Holder as of the Mandatory Conversion Date. All Conversion Amounts converted by the Holder after the Mandatory Conversion Notice Date shall reduce the Conversion Amount of this Note required to be converted on the Mandatory Conversion Date. If the Company has elected a Mandatory Conversion, the mechanics of conversion set forth in Section 3(c) shall apply, to the extent applicable, as if the Company and the Transfer Agent had received from the Holder on the

Mandatory Conversion Date a Conversion Notice with respect to the Conversion Amount being converted pursuant to the Mandatory Conversion.

     (9) SECURITY. This Note and the Other Notes are secured to the extent and in the manner set forth in the Security Documents (as defined in the Securities Purchase Agreement).

     (10) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Association, Memorandum of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

     (11) RESERVATION OF AUTHORIZED SHARES.

     (a) Reservation. The Company initially shall reserve out of its authorized and unissued Ordinary Shares a number of Ordinary Shares for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Notes, 130% of the number of Ordinary Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Ordinary Shares so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Reserve Amount"). The initial number of Ordinary Shares reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the time of Issuance Date or increase in the number of reserved shares, as the case may be (the "Authorized Share Allocation"). In the event that a holder shall sell or otherwise transfer any of such holder's Notes, each transferee shall be allocated a pro rata portion of such holder's Authorized Share Allocation. Any Ordinary Shares reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

     (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved Ordinary Shares to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of Ordinary Shares equal to the Required Reserve Amount (an "Authorized Share Failure"), then the Company shall immediately take all action necessary to increase the Company's authorized Ordinary Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than 60 days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Ordinary Shares. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders' approval of such increase in authorized Ordinary Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal.

     (12) HOLDER'S REDEMPTIONS.

     (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five Business Days after the Company's receipt of such notice otherwise. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 19(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

     (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the period beginning on and including the date which is three Business Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three Business Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven Business Day period.

     (13) RESTRICTION ON REDEMPTION AND CASH DIVIDENDS. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the Required Holders.

     (14) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law, including but not limited to applicable laws of the State of Israel, and as expressly provided in this Note.

     (15) RANK; ADDITIONAL INDEBTEDNESS; LIENS.

     (a) Rank. All payments due under this Note (i) shall rank pari passu with all Other Notes and to the debt evidenced by the loan agreement, credit facility and other credit and loan arrangements listed in Schedule 15(a) (the "Current Debt Facility") and (ii) shall be senior to all other Indebtedness of the Company.

     (b) Incurrence of Indebtedness. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) Permitted Indebtedness. "Permitted Indebtedness" means (i) Indebtedness of the Company (other than the Notes) in an aggregate amount not to exceed $3,500,000 and (ii) Indebtedness of the Company represented by letters of credit for the account of the Company in order to provide security for payment obligations entered into in the ordinary course of business for the purposes of facilitating the purchase, shipment or storage of inventory or goods.

     (c) Existence of Liens. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens and Liens securing the Company's obligations under this Note and the Other Notes. For purposes of this Note: (1) "Permitted Liens" means (i) the Liens securing the Current Debt Facility as in effect on the date hereof or any Permitted Refinancing Indebtedness; (ii) for taxes, assessments or similar charges and assessments not yet delinquent; (iii) liens of mechanics, materialmen, warehousemen, carriers or other like liens securing obligations incurred in the ordinary course of business that are not yet due and payable or that are being contested in good faith by appropriate proceedings; (iv) liens, encumbrances, easements, rights of way, covenants and restrictions, in each case of record, that will not, individually or in the aggregate, have a Material Adverse Effect; and (v) Liens supporting letters of credit permitted under clause (ii) of the definition of Permitted Indebtedness and (2) "Permitted Refinancing Indebtedness" means any Indebtedness issued in exchange for, or used to extend, refinance, renew, or replace the Current Debt Facility; provided that: (A) the principal amount of such Permitted Refinancing

Indebtedness does not exceed the principal amount as of the date hereof of the Current Debt Facility (plus all accrued interest thereon and the amount of all expenses and premiums incurred in connection therewith); (B) such Permitted Refinancing Indebtedness does not have a final maturity date later that the final maturity date of the Current Debt Facility as of the date hereof; (C) such Permitted Refinancing Indebtedness is extended, refinanced, renewed or replaced on terms no more favorable than those contained in the documentation governing the Current Debt Facility as in effect on the date hereof.

     (d) Restricted Payments. The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness (other than the Current Debt Facility), whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

     (16) PARTICIPATION. The Holder, as the holder of this Note, shall be entitled to such dividends paid and distributions made to the holders of Ordinary Shares to the same extent as if the Holder had converted this Note into Ordinary Shares (without regard to any limitations on conversion herein or elsewhere) and had held such Ordinary Shares on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Ordinary Shares.

     (17) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes.

     (18) TRANSFER. This Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of
Section 2(f) of the Securities Purchase Agreement.

     (19) REISSUANCE OF THIS NOTE.

     (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 19(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 19(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) and this Section 19(a), following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

     (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal.

     (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 19(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

     (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 19(a) or Section 19(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

     (20) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

     (21) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting

Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

     (22) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers (as defined in the Securities Purchase Agreement) and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

     (23) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

     (24) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one Business Day of receipt of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one Business Day submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

     (25) NOTICES; PAYMENTS.

     (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any pro rata subscription offer to holders of Ordinary Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

     (b) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal or other amounts due under the Transaction Documents, other than Interest, which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of 18% per annum from the date such amount was due until the same is paid in full ("Late Charge").

     (26) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note has been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

     (27) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

     (28) GOVERNING LAW. Except for matters that are inherently governed by the corporate laws of the State of Israel, this Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

     (29) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

     (a) "Additional Investment Rights" has the meaning ascribed to such term in the Securities Purchase Agreement and shall include additional investment rights issued in exchange therefor.

     (b) "Approved Stock Plan" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer or director for services provided to the Company.

     (c) "Bloomberg" means Bloomberg Financial Markets.

     (d) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

     (e) "Calendar Quarter" means each of: the period beginning on and including January 1 and ending on and including March 31; the period beginning on and including April 1 and ending on and including June 30; the period beginning on and including July 1 and ending on and including September 30; and the period beginning on and including October 1 and ending on and including December 31.

     (f) "Change of Control" means any Fundamental Transaction other than (A) a Fundamental Transaction in which holders of the Company's voting power immediately prior to the Fundamental Transaction continue after the Fundamental Transaction to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

     (g) "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00 00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

     (h) "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

     (i) "Eligible Market" means the Principal Market, the Nasdaq National Market or The New York Stock Exchange, Inc.

     (j) "Equity Conditions" means: (i) on each day during the period beginning six months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and there shall not have been any Grace Periods (as defined in the Registration Rights Agreement) or (y) all Ordinary Shares issuable upon conversion of the Notes and exercise of the Warrants and the Additional Investment Rights shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws; (ii) on each day during the Equity Conditions Measuring Period, the Ordinary Shares are designated for quotation on the Principal Market and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market; (iii) during the one year period ending on and including the date immediately preceding the applicable date of determination, the Company shall have delivered Conversion Shares upon conversion of the Notes, Warrant Shares upon exercise of the Warrants and the Additional Investment Right Shares (as defined in the Securities Purchase Agreement) upon exercise of he Additional Investment Rights to the holders on a timely basis as set forth in Section 2(c)(ii) hereof and Sections 2(a) and 2(b) of the Warrants and the Additional Investment Rights, respectively; (iv) any applicable Ordinary Shares to be issued in connection with the event requiring determination may be issued in full without violating
Section 3(d) hereof and the rules or regulations of the Principal Market; (v) during the Equity Conditions Measuring Period, the Company shall not have failed to timely make any payments within five (5) Business Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) the Company shall have no knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Ordinary Shares issuable upon conversion of the Notes and Ordinary Shares issuable upon exercise of the Warrants and the Additional Investment Rights not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; and (viii) the Company otherwise shall have been in material compliance with and shall not have materially breached any provision, covenant, representation or warranty of any Transaction Document.

     (k) "Excluded Securities" means any Ordinary Shares issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon conversion of the Notes or the exercise of the Warrants or the Additional Investment Rights; (iii) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $25,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (iv) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

     (l) "Fundamental Transaction" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow a purchase, tender or exchange offer to be made to and accepted by the holders of more than the 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) enter into a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person.

     (m) "Interest Rate" means the applicable LIBOR plus two and one-half percent (2.5%), subject to periodic adjustment pursuant to Section 2.

     (n) "LIBOR" means, on each Interest Date or, if prior to the first Interest Date hereunder, the Issuance Date, (i) the six-month London Interbank Offered Rate for deposits in U.S. dollars, as shown on such date in The Wall Street Journal (Eastern Edition) under the caption "Money Rates - London Interbank Offered Rates (LIBOR)"; or (ii) if The Wall Street Journal does not publish such rate, the offered one-month rate for deposits in U.S. dollars which appears on the Reuters Screen LIBO Page as of 10:00 a.m., New York time, each day, provided that if at least two rates appear on the Reuters Screen LIBO Page on any day, the "LIBOR" for such day shall be the arithmetic mean of such rates.

     (o) "Options" means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities

     (p) "Ordinary Shares Deemed Outstanding" means, at any given time, the number of Ordinary Shares actually outstanding at such time, plus the number of Ordinary Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Ordinary Shares owned or held by or for the account of the Company or issuable upon conversion or exercise, as applicable, of the Notes, the Warrants and the Additional Investment Rights.

     (q) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

     (r) "Principal Market" means The Nasdaq SmallCap Market.

     (s) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (iii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

     (t) "Registration Rights Agreement" means that certain registration rights agreement between the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Ordinary Shares issuable upon conversion of the Notes.

     (u) "Required Holders" means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.

     (v) "SEC" means the United States Securities and Exchange Commission.

     (w) "Securities Purchase Agreement" means that certain securities purchase agreement dated the Subscription Date by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes.

     (x) "Subscription Date" means July 12, 2004.

     (y) "Trading Day" means any day on which the Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares are then traded; provided that "Trading Day" shall not include any day on which the Ordinary Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

     (z)  "Warrants"  has the meaning  ascribed  to such term in the  Securities
Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

     (aa) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as the Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section
24. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

                            [Signature Page Follows]

               IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.


                                            RADA ELECTRONIC INDUSTRIES LTD.
                                            By:_______________________________
                                                 Name:
                                                 Title:

                                    EXHIBIT I

                         RADA ELECTRONIC INDUSTRIES LTD.
                                CONVERSION NOTICE

Reference is made to the Senior Secured Convertible Note (the "Note") issued to the undersigned by RADA Electronic Industries Ltd. (the "Company"). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Ordinary Shares of the Company, NIS 0.005 nominal value per share (the "Ordinary Shares"), as of the date specified below.



        Date of Conversion:
                               -------------------------------------------------

       Aggregate Conversion Amount to be converted:
                                                          ----------------------

Please confirm the following information:

        Conversion Price:
                              --------------------------------------------------

        Number of Ordinary Shares to be issued:
                                                    ----------------------------

Please issue the Ordinary Shares into which the Note is being converted in the following name and to the following address:

        Issue to:
                     -----------------------------------------------------------

                     -----------------------------------------------------------

                     -----------------------------------------------------------

                     -----------------------------------------------------------

        Facsimile Number:
                               -------------------------------------------------

        Authorization:
                          ------------------------------------------------------

               By:
                       ---------------------------------------------------------

                   Title:
                             ---------------------------------------------------

Dated:
           ---------------------------------------------------------------------

        Account Number:
                              --------------------------------------------------
          (if electronic book entry transfer)

        Transaction Code Number:
                                      ------------------------------------------
          (if electronic book entry transfer)

                                 ACKNOWLEDGMENT

               The Company hereby acknowledges this Conversion Notice and hereby directs American Stock Transfer & Trust Co. to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated July __, 2004 from the Company and acknowledged and agreed to by American Stock Transfer & Trust Co.


                                            RADA ELECTRONIC INDUSTRIES LTD.

                                            By:___________________________
                                                 Name:
                                                 Title:

                                                                         ITEM 4

                                 FORM OF WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                         RADA ELECTRONIC INDUSTRIES LTD.

                       WARRANT TO PURCHASE ORDINARY SHARES

Warrant No.:____

Number of Ordinary Shares:_____________
Date of Issuance: July ___, 2004 ("Issuance Date")

               RADA Electronic Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [SMITHFIELD FIDUCIARY LLC] [OTHER BUYERS], the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Ordinary Shares (including any Warrants to Purchase Ordinary Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after January 12, 2005, but not after 11:59 p.m., New York Time, on the Expiration Date (as defined below), ______________ (_____________)1 fully paid nonassessable Ordinary Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 15. This Warrant is one of the Warrants to Purchase Ordinary Shares (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of July 9, 2004 (the "Subscription Date"), by and among the Company and the investors (the "Buyers") referred to therein (the "Securities Purchase Agreement").

--------
1 Insert number of shares determined by dividing (a) one-half of the principal amount of Notes purchased by the Holder on the Issuance Date by (b) US $1.60.

     1. EXERCISE OF WARRANT.

     (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after January 12, 2005, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the "Exercise Notice"), of the Holder's election to exercise this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Ordinary Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the share register of the Company in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (ii)(A) above or notification to the Company of a Cashless Exercise referred to in Section 1(d), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Ordinary Shares are to be issued upon the exercise of this Warrant, but rather the number of Ordinary Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

     (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means US $2.50, subject to adjustment as provided herein.

     (c) Company's Failure to Timely Deliver Securities. Subject to Section 1(f), if the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of Ordinary Shares to which the Holder is entitled or in the event of a sale of the Ordinary Shares to credit the Holder's balance account with DTC for such number of Ordinary Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third Business Day that the issuance of such Ordinary Shares is not timely effected an amount equal to 1.0% of the product of (A) the sum of the number of Ordinary Shares not issued to the Holder on a timely basis and to which the Holder is entitled and (B) the Closing Sale Price of the Ordinary Shares on the trading day immediately preceding the last possible date which the Company could have issued such Ordinary Shares to the Holder without violating Section 1(a). In addition to the foregoing, if within three (3) Trading Days (as defined in the Notes) after the Company's receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Ordinary Shares to which the Holder is entitled upon such holder's exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Holder of Ordinary Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Ordinary Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Ordinary Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Ordinary Shares, times (B) the Closing Bid Price on the date of exercise.

     (d) Cashless Exercise. Notwithstanding anything contained herein to the contrary, if a Registration Statement (as defined in the Registration Rights Agreement) covering the Warrant Shares that are the subject of the Exercise Notice (the "Unavailable Warrant Shares") is not available for the resale of such Unavailable Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of Ordinary Shares determined according to the following formula (a "Cashless Exercise"):

                      Net Number = (A x B) - (A x C)

                                        B

                      For purposes of the foregoing formula:

               A= the total  number of shares with respect to which this Warrant is then being exercised.

               B= the Closing Sale Price of the Ordinary  Shares (as reported by
                  Bloomberg) on the date immediately preceding the date ofv Warrant Exercise Notice.


               C= the Exercise Price then in effect for the applicable Warrant
                  Shares at the time of such exercise.

     (e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 12.

     (f) Limitations on Exercises.

          (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 4.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by such Person and its affiliates shall include the number of Ordinary Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding Ordinary
          Shares, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company's most recent Form 20-F, Form 6-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one Business Day confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Ordinary Shares was reported.

          (ii) Principal Market Regulation. The Company shall not be obligated to issue any Ordinary Shares upon exercise of this Warrant if the issuance of such Ordinary Shares would exceed that number of Ordinary Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Ordinary Shares issued upon conversion or exercise of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Principal Market for issuances of Ordinary Shares in excess of such amount (the "Shareholder Approval") or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Ordinary Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Ordinary Shares issued to such Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Ordinary Shares issued to the Buyers pursuant to the Securities Purchase Agreement on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of such Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Ordinary Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Ordinary Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of

          SPA Warrants on a pro rata basis in proportion to the Ordinary Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(f)(ii), the Company shall pay cash in exchange for cancellation of such Warrant Shares, at a price per Warrant Share equal to the difference between the Closing Sale Price and the Exercise Price as of the date of the attempted exercise.

     2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

     (a) Adjustment upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Ordinary Shares (including the issuance or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding Ordinary Shares deemed to have been issued by the Company in connection with any Excluded Securities (as defined in the Notes)) for a consideration per share less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Ordinary Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Ordinary Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Ordinary Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

          (i) Issuance of Options. If the Company in any manner grants any Options and the lowest price per share for which one share of Ordinary Shares is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 2(a)(i), the "lowest price per share for which one share of Ordinary Shares is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Ordinary Shares upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Ordinary Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities.


          (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Ordinary Shares is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one share of Ordinary Shares is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Ordinary Shares upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

          (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

          (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.


          (v) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (vi) Until such time as the Company receives the Shareholder Approval, no adjustment pursuant to Section 2(a) shall cause the Exercise Price to be less than $____2, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

     (b) Adjustment upon Subdivision or Combination of Ordinary Shares. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Ordinary Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

     (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.


     3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

     (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Ordinary Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the Ordinary Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by

------
2 Insert price equal to the Closing Bid Price on the Closing Date.

the Company's Board of Directors) applicable to one share of Ordinary Shares, and (ii) the denominator shall be the Closing Bid Price of the Ordinary Shares on the trading day immediately preceding such record date; and


     (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Ordinary Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Ordinary Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Ordinary Shares (or common stock) ("Other Ordinary Shares") of a company whose Ordinary Shares (or common stock) are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Ordinary Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Ordinary Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph
(a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph (b).

     4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

     (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

     (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction (a defined in the Notes), unless (i) the Person formed by or surviving any such Fundamental Transaction (if other than the Company) or the Person to which such Fundamental Transaction shall have been made assumes all the obligations of the Company under this Warrant and the other Transaction Documents (as defined in the Securities Purchase Agreement) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, and including agreements to deliver to each holder of Warrants in exchange for such Warrants, a security of the Person formed by or surviving any such Fundamental Transaction (if other than the Company) or the Person to which such Fundamental Transaction shall have been made evidenced by a written instrument substantially similar in form and substance to the Warrants, including, without limitation, an adjusted exercise price equal to the value for the Ordinary Shares reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of Ordinary Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant), if the value so reflected is less than the Exercise Price in effect immediately prior to such Fundamental Transaction, and
(ii) the Company or the Person formed by or surviving any such Fundamental Transaction or to which such Fundamental Transaction shall have been made is a publicly traded entity whose common stock or equivalent equity security is quoted on or listed for trading on an Eligible Market (as defined in the Notes. Upon any Fundamental Transaction, the successor entity to such Fundamental Transaction shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to such "Company" shall refer instead to the successor entity or, if so elected by the Required Holders, by the entity that, directly or indirectly, controls such successor entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such successor Person had been named as the Company herein; provided, however, that the predecessor Company shall not be relieved from its obligations under the Transaction Documents except in the case of a Fundamental Transaction that meets the requirements of this section. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a "Corporate Event"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant, (i) in addition to the Ordinary Shares receivable upon such exercise, such securities or other assets to which the Holder would have been entitled with respect to such Ordinary Shares had such Ordinary Shares been held by the Holder upon the consummation of such Corporate Event (without regard to any limitations on the exercise of this Warrant) or (ii) in lieu of the Ordinary Shares otherwise receivable upon such exercise, such securities or other assets received by the holders of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Warrant initially been issued with exercise rights for the form of such consideration (as opposed to Ordinary Shares) at an exercise price for such consideration commensurate with the Exercise Price. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events.

     5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Association, Memorandum of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the nominal value of any Ordinary Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares upon the exercise of this Warrant, and (iii) shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the exercise of the SPA Warrants, 130% of the number of Ordinary Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

     6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

     7. REISSUANCE OF WARRANTS.

     (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

     (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

     (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Ordinary Shares shall be given.

     (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Ordinary Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

     8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grants, issues or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Ordinary Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

     9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of stock obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

     10. GOVERNING LAW. Except for matters that are inherently governed by the corporate laws of the State of Israel, this Warrant shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

     11. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

     12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the

Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

     13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

     14. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

     15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

     (a) "Bloomberg" means Bloomberg Financial Markets.

     (b) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

     (c) "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

     (d) "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

     (e)  "Expiration  Date" means the date sixty-six  months after the Issuance
Date or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "Holiday"), the next date that is not a Holiday.

     (f) "Notes" means the senior secured convertible notes issues pursuant to the Securities Purchase Agreement.

     (g) "Options" means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

     (h) "Ordinary Shares" means (i) the Company's Ordinary Shares, NIS 0.005 nominal value per share, and (ii) any share capital into which such Ordinary Shares shall have been changed or any share capital resulting from a reclassification of such Ordinary Shares.

     (i) "Ordinary Shares Deemed Outstanding" means, at any given time, the number of Ordinary Shares actually outstanding at such time, plus the number of Ordinary Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Ordinary Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

     (j) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

     (k) "Principal Market" means The Nasdaq SmallCap Market.

     (l) "Registration Rights Agreement" means that certain registration rights agreement by and among the Company and the Buyers.

     (m) "Required Holders" means the holders of the SPA Warrants representing at least a majority of Ordinary Shares underlying the SPA Warrants then outstanding.

     (n) "SPA Securities" means the Notes and the additional investment rights issued pursuant to the Securities Purchase Agreement.

                            [Signature Page Follows]

        IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Ordinary Shares to be duly executed as of the Issuance Date set out above.


                                            RADA ELECTRONIC INDUSTRIES LTD.


                                            By:
                                               ---------------------------------
                                            Name:
                                            Title:

                                                                       EXHIBIT A

                                 EXERCISE NOTICE
                   TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                       WARRANT TO PURCHASE ORDINARY SHARES

                         RADA ELECTRONIC INDUSTRIES LTD.
        The undersigned holder hereby exercises the right to purchase _________________ of the Ordinary Shares ("Warrant Shares") of RADA Electronic Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), evidenced by the attached Warrant to Purchase Ordinary Shares (the "Warrant"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

        1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

              _______ a "Cash Exercise" with respect to __________ Warrant Shares; and/or

              _______  a "Cashless  Exercise"  with respect to  ________ Warrant
                        Shares.

        2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

        3. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

Date: _______________ __, ______


________________________________
   Name of Registered Holder


By:
        ----------------------------
        Name:
        Title:

                                 ACKNOWLEDGMENT


        The Company hereby acknowledges this Exercise Notice and hereby directs American Stock Transfer & Trust Co. to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated July __, 2004 from the Company and acknowledged and agreed to by American Stock Transfer & Trust Co.

                                            RADA ELECTRONIC INDUSTRIES LTD.



                                            By:
                                               ----------------------------
                                                 Name:
                                                 Title:

                                                                          ITEM 5

                       FORM OF ADDITIONAL INVESTMENT RIGHT


NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISEABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                         RADA ELECTRONIC INDUSTRIES LTD.

                   ADDITIONAL INVESTMENT RIGHT TO PURCHASE ORDINARY SHARES

Additional Investment Right No.: _________
Number of Ordinary Shares:_____________
Date of Issuance: July __, 2004 ("Issuance Date")

RADA Electronic Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [SMITHFIELD FIDUCIARY LLC][OTHER BUYERS], the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Additional Investment Right to Purchase Ordinary Shares (including any Additional Investment Right to Purchase Ordinary Shares issued in exchange, transfer or replacement hereof, the "Additional Investment Right"), at any time or times on or after January __, 2005, but not after 11:59 p.m., New York Time, on the Expiration Date (as defined below), _____________1 fully paid nonassessable Ordinary Shares (as defined below) (the "Additional Investment Right Shares"). Except as otherwise defined herein, capitalized terms in this Additional Investment Right shall have the meanings set forth in Section 15. This Additional Investment Right is one of the Additional Investment Rights to Purchase Ordinary Shares (the "AIRs") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of July 9, 2004 (the "Subscription Date"), by and among the Company and the investors (the "Buyers") referred to therein (the "Securities Purchase Agreement").

--------
1  Insert Holder's Pro Rata portion of 1,100,000 Ordinary Shares

     1. EXERCISE OF ADDITIONAL INVESTMENT RIGHT.

     (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Additional Investment Right may be exercised by the Holder on any day on or after January __, 2005, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the "Exercise Notice"), of the Holder's election to exercise this Additional Investment Right and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Additional Investment Right Shares as to which this Additional Investment Right is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds or (B) by notifying the Company that this Additional Investment Right is being exercised pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original Additional Investment Right in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Additional Investment Right Shares shall have the same effect as cancellation of the original Additional Investment Right and issuance of a new Additional Investment Right evidencing the right to purchase the remaining number of Additional Investment Right Shares. On or before the first Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Ordinary Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system and the Ordinary Shares do not require any legend or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the share register of the Company in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (ii)(A) above or notification to the Company of a Cashless Exercise referred to in Section 1(d), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Additional Investment Right Shares with respect to which this Additional Investment Right has been exercised, irrespective of the date of delivery of the certificates evidencing such Additional Investment Right Shares. If this Additional
Investment  Right is submitted in connection with any exercise  pursuant to this
Section 1(a) and the number of Additional Investment Right Shares represented by this Additional Investment Right submitted for exercise is greater than the number of Additional Investment Right Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Additional Investment Right (in accordance with Section 7(d)) representing the right to purchase the number of Additional Investment Right Shares purchasable immediately prior to such exercise under this Additional Investment Right, less the number of Additional Investment Right Shares with respect to which this Additional Investment Right is exercised. No fractional Ordinary Shares are to be issued upon the exercise of this Additional Investment Right, but rather the number of Ordinary Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Additional Investment Right Shares upon exercise of this Additional Investment Right.

     (b) Exercise Price. For purposes of this Additional Investment Right, "Exercise Price" means US $2.10, subject to adjustment as provided herein.

     (c) Company's Failure to Timely Deliver Securities. Subject to Section 1(f), if the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of Ordinary Shares to which the Holder is entitled or in the event of the sale of the Ordinary Shares to credit the Holder's balance account with DTC for such number of Ordinary Shares to which the Holder is entitled upon the Holder's exercise of this Additional Investment Right, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third Business Day that the issuance of such Ordinary Shares is not timely effected an amount equal to 1.0% of the product of (A) the sum of the number of Ordinary Shares not issued to the Holder on a timely basis and to which the Holder is entitled and
(B) the Closing Sale Price of the Ordinary Shares on the trading day immediately preceding the last possible date which the Company could have issued such Ordinary Shares to the Holder without violating Section 1(a). In addition to the foregoing, if within three (3) Trading Days (as defined in the Notes) after the Company's receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder or in the event of the sale of the Ordinary Shares credit the Holder's balance account with DTC for the number of Ordinary Shares to which the Holder is entitled upon such holder's exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Holder of Ordinary Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Ordinary Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Ordinary Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Ordinary Shares, times (B) the Closing Bid Price on the date of exercise.

     (d) Cashless Exercise. Notwithstanding anything contained herein to the contrary, if a Registration Statement (as defined in the Registration Rights Agreement) covering the Additional Investment Right Shares that are the subject of the Exercise Notice (the "Unavailable Additional Investment Right Shares") is not available for the resale of such Unavailable Additional Investment Right Shares, the Holder may, in its sole discretion, exercise this Additional Investment Right in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of Ordinary Shares determined according to the following formula (a "Cashless Exercise"):

        Net Number = (A x B) - (A x C)
                     -----------------
                                B
               For purposes of the foregoing formula:

                      A= the total number of shares with respect to which this Additional Investment Right is then being exercised.

                      B= the Closing Sale Price of the Ordinary Shares (as reported by Bloomberg) on the date immediately preceding the date of the Exercise Notice.

                      C= the Exercise Price then in effect for the applicable Additional Investment Right Shares at the time of such exercise.

     (e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Additional Investment Right Shares, the Company shall promptly issue to the Holder the number of Additional Investment Right Shares that are not disputed and resolve such dispute in accordance with Section 12.

     (f) Limitations on Exercises.

          (i) Beneficial Ownership. The Company shall not effect the exercise of this Additional Investment Right, and the Holder shall not have the right to exercise this Additional Investment Right, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 4.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by such Person and its affiliates shall include the number of Ordinary Shares issuable upon exercise of this Additional Investment Right with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Additional Investment Right beneficially owned by such Person and its affiliates and
     (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Additional Investment Right, in determining the number of outstanding Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company's most recent Form 20-F, Form 6-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one Business Day confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the SPA Securities and the AIRs, by the Holder and its affiliates since the date as of which such number of outstanding Ordinary Shares was reported.

          (ii) Principal Market Regulation. The Company shall not be obligated to issue any Ordinary Shares upon exercise of this Additional Investment Right if the issuance of such Ordinary Shares would exceed that number of Ordinary Shares which the Company may issue upon exercise of this Additional Investment Right (including, as applicable, any Ordinary Shares issued upon exercise or conversion, as applicable, of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Principal Market for issuances of Ordinary Shares in excess of such amount (the "Shareholder Approval") or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any AIRs or SPA Securities,
     Ordinary Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Ordinary Shares issued to such Buyer pursuant to the Securities Purchase
     Agreement on the Closing Date (as defined in the Securities Purchase Agreement) and the denominator of which is the aggregate number of Ordinary Shares issued to the Buyers pursuant to the Securities Purchase Agreement on the Closing Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of such Buyer's AIRs, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of AIRs shall exercise all of such holder's AIRs into a number of Ordinary Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Ordinary Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of AIRs on a pro rata basis in proportion to the Ordinary Shares underlying the AIRs then held by each such holder. In the event that the Company is prohibited from issuing any Additional Investment Right Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(f)(ii), the Company shall pay cash in exchange for cancellation of such Additional Investment Right Shares, at a price per Additional Investment Right Share equal to the difference between the Closing Sale Price and the Exercise Price as of the date of the attempted exercise.

     2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF ADDITIONAL INVESTMENT RIGHT SHARES. The Exercise Price and the number of Additional Investment Right Shares shall be adjusted from time to time as follows:

     (a) Adjustment upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Ordinary Shares (including the issuance or sale of Ordinary

Shares owned or held by or for the account of the Company, but excluding Ordinary Shares deemed to have been issued by the Company in connection with any Excluded Securities (as defined in the Securities Purchase Agreement)) for a consideration per share less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Ordinary Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by
(2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Ordinary Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Additional Investment Right Shares shall be adjusted to the number of Ordinary Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Additional Investment Right Shares acquirable upon exercise of this Additional Investment Right immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

          (i) Issuance of Options. If the Company in any manner grants any Options and the lowest price per share for which one share of Ordinary Shares is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 2(a)(i), the "lowest price per share for which one share of Ordinary Shares is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Ordinary Shares upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Additional Investment Right Shares shall be made upon the actual issuance of such Ordinary Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities.

          (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Ordinary Shares is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this
     Section 2(a)(ii), the "lowest price per share for which one share of Ordinary Shares is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Ordinary Shares upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Additional Investment Right Shares shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Additional Investment Right has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Additional Investment Right Shares shall be made by reason of such issue or sale.

          (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time, the Exercise Price and the number of Additional Investment Right Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Additional Investment Right Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Additional Investment Right are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Additional Investment Right Shares.

          (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

          (v) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (vi) Until such time as the Company receives the Shareholder Approval, no adjustment pursuant to Section 2(a) shall cause the Exercise Price to be less than $______, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

     (b) Adjustment upon Subdivision or Combination of Ordinary Shares. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Ordinary Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Additional Investment Right Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Additional Investment Right Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

     (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Additional Investment Right Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Additional Investment Right Shares as otherwise determined pursuant to this Section 2.

     3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Additional Investment Right, then, in each such case:

     (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Ordinary Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the Ordinary Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of Ordinary Shares, and (ii) the denominator shall be the Closing Bid Price of the Ordinary Shares on the trading day immediately preceding such record date; and

     (b) the number of Additional Investment Right Shares shall be increased to a number of shares equal to the number of Ordinary Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Ordinary Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph
(a); provided that in the event that the Distribution is of Ordinary Shares (or common stock) ("Other Ordinary Shares") of a company whose Ordinary Shares (or common stock) are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive an additional investment right to purchase Other Ordinary Shares in lieu of an increase in the number of Additional Investment Right Shares, the terms of which shall be identical to those of this Additional Investment Right, except that such additional investment right shall be exercisable into the number of shares of Other Ordinary Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Additional Investment Right immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Additional Investment Right was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Additional Investment Right Shares calculated in accordance with the first part of this paragraph (b).

     4. PURCHASE RIGHTS; ORGANIC CHANGE.

     (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete exercise of this Additional Investment Right (without regard to any limitations on the exercise of this Additional Investment Right) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

     (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction (as defined in the Notes), unless (i) the Person formed by or surviving any such Fundamental Transaction (if other than the Company) or the Person to which such Fundamental Transaction shall have been made assumes all the obligations of the

Company under this Additional Investment Right and the other Transaction Documents (as defined in the Securities Purchase Agreement) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, and including agreements to deliver to each holder of AIRs in exchange for such AIRs, a security of the Person formed by or surviving any such Fundamental Transaction (if other than the Company) or the Person to which such Fundamental Transaction shall have been made evidenced by a written instrument substantially similar in form and substance to the AIRs, including, without limitation, an adjusted exercise price equal to the value for the Ordinary Shares reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of Ordinary Shares acquirable and receivable upon exercise of this Additional Investment Right (without regard to any limitations on the exercise of this Additional Investment Right), if the value so reflected is less than the Exercise Price in effect immediately prior to such Fundamental Transaction, and
(ii) the Company or the Person formed by or surviving any such Fundamental Transaction or to which such Fundamental Transaction shall have been made is a publicly traded entity whose common stock or equivalent equity security is quoted on or listed for trading on an Eligible Market (as defined in the Notes). Upon any Fundamental Transaction, the successor entity to such Fundamental Transaction shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Additional Investment Right referring to such "Company" shall refer instead to the successor entity or, if so elected by the Required Holders, by the entity that, directly or indirectly, controls such successor entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Additional Investment Right with the same effect as if such successor Person had been named as the Company herein; provided, however, that the predecessor Company shall not be relieved from its obligations under the Transaction Documents except in the case of a Fundamental Transaction that meets the requirements of this section. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a "Corporate Event"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Additional Investment Right, (i) in addition to the Ordinary Shares receivable upon such exercise, such securities or other assets to which the Holder would have been entitled with respect to such Ordinary Shares had such Ordinary Shares been held by the Holder upon the consummation of such Corporate Event (without regard to any limitations on the exercise of this Additional Investment Right) or (ii) in lieu of the Ordinary Shares otherwise receivable upon such exercise, such securities or other assets received by the holders of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Additional Investment Right initially been issued with exercise rights for the form of such consideration (as opposed to Ordinary Shares) at an exercise price for such consideration commensurate with the Exercise Price. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events.


     5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Association, Memorandum of

Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Additional Investment Right, and will at all times in good faith carry out all the provisions of this Additional Investment Right and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the nominal value of any Ordinary Shares receivable upon the exercise of this Additional Investment Right above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares upon the exercise of this Additional Investment Right, and (iii) shall, so long as any of the AIRs are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the exercise of the AIRs, 130% of the number of Ordinary Shares as shall from time to time be necessary to effect the exercise of the AIRs then outstanding (without regard to any limitations on exercise).

     6. ADDITIONAL INVESTMENT RIGHT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Additional Investment Right, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Additional Investment Right be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Additional Investment Right, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Additional Investment Right Shares which such Person is then entitled to receive upon the due exercise of this Additional Investment Right. In addition, nothing contained in this Additional Investment Right shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Additional Investment Right or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

     7. REISSUANCE OF ADDITIONAL INVESTMENT RIGHTS.

     (a) Transfer of Additional Investment Right. If this Additional Investment Right is to be transferred, the Holder shall surrender this Additional Investment Right to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Additional Investment Right (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Additional Investment Right Shares being transferred by the Holder and, if less then the total number of Additional Investment Right Shares then underlying this Additional Investment Right is being transferred, a new Additional Investment Right (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Additional Investment Right Shares not being transferred.

     (b) Lost, Stolen or Mutilated Additional Investment Right. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Additional Investment Right, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Additional Investment Right, the Company shall execute and deliver to the Holder a new Additional Investment Right (in accordance with Section 7(d)) representing the right to purchase the Additional Investment Right Shares then underlying this Additional Investment Right.

     (c) Additional Investment Right Exchangeable for Multiple Additional Investment Rights. This Additional Investment Right is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Additional Investment Right or Additional Investment Rights (in accordance with
Section 7(d)) representing in the aggregate the right to purchase the number of Additional Investment Right Shares then underlying this Additional Investment Right, and each such new Additional Investment Right will represent the right to purchase such portion of such Additional Investment Right Shares as is designated by the Holder at the time of such surrender; provided, however, that no Additional Investment Rights for fractional Ordinary Shares shall be given.

     (d) Issuance of New Additional  Investment  Right.  Whenever the Company is
required to issue a new Additional Investment Right pursuant to the terms of this Additional Investment Right, such new Additional Investment Right (i) shall be of like tenor with this Additional Investment Right, (ii) shall represent, as indicated on the face of such new Additional Investment Right, the right to purchase the Additional Investment Right Shares then underlying this Additional Investment Right (or in the case of a new Additional Investment Right being issued pursuant to Section 7(a) or Section 7(c), the Additional Investment Right Shares designated by the Holder which, when added to the number of Ordinary
Shares underlying the other new Additional Investment Rights issued in connection with such issuance, does not exceed the number of Additional Investment Right Shares then underlying this Additional Investment Right), (iii) shall have an issuance date, as indicated on the face of such new Additional Investment Right which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Additional Investment Right.

     8. NOTICES. Whenever notice is required to be given under this Additional Investment Right, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Additional Investment Right, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder
(i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grants, issues or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Ordinary Shares or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

     9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Additional Investment Right may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any AIRs or decrease the number of shares or class of stock obtainable upon exercise of any AIRs without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the AIRs then outstanding.

     10. GOVERNING LAW. Except for matters that are inherently governed by the corporate laws of the State of Israel, this Additional Investment Right shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Additional Investment Right shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

     11. CONSTRUCTION; HEADINGS. This Additional Investment Right shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Additional Investment Right are for convenience of reference and shall not form part of, or affect the interpretation of, this Additional Investment Right.

     12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Additional Investment Right Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Additional Investment Right Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Additional Investment Right Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

     13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Additional Investment Right shall be cumulative and in addition to all other remedies available under this Additional Investment Right and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Additional Investment Right. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Additional Investment Right shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

     14. TRANSFER. This Additional Investment Right may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

     15. CERTAIN DEFINITIONS. For purposes of this Additional Investment Right, the following terms shall have the following meanings:

     (a) "Bloomberg" means Bloomberg Financial Markets.

     (b) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

     (c) "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

     (d) "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

     (e) "Effective Date" means the date on which the Registration Statement (as defined in the Registration Rights Agreement) is first declared effective by the Securities and Exchange Commission.

     (f) "Expiration Date" means the date that is the 24 month anniversary of the Effective Date or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "Holiday"), the next date that is not a Holiday; provided, however, if, at any time after the Effective Date and prior to the original Expiration Date the Registration Statement (as defined in the Registration Rights Agreement) is not effective and available for the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement) (including during an Allowable Grace Period (as defined in the Registration Rights Agreement)), such original Expiration Date shall automatically be extended by such number of days after the Effective Date and prior to the original Expiration Date that the Registration Statement was not effective and available for the resale of all of the Registrable Securities.

     (g) "Notes" means the senior secured convertible notes issued pursuant to the Securities Purchase Agreement.

     (h) "Options" means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

     (i) "Ordinary Shares" means (i) the Company's Ordinary Shares, NIS 0.005 nominal value per share, and (ii) any share capita into which such Ordinary Shares shall have been changed or any share capital resulting from a reclassification of such Ordinary Shares.

     (j) "Ordinary Shares Deemed Outstanding" means, at any given time, the number of Ordinary Shares actually outstanding at such time, plus the number of Ordinary Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Ordinary Shares owned or held by or for the account of the Company or issuable upon conversion or exercise, as applicable, of the AIRs and the SPA Securities.

     (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

     (l) "Principal Market" means The Nasdaq Small Cap Market.

     (m) "Registration Rights Agreement" means that certain registration rights agreement by and among the Company and the Buyers.

     (n) "Required Holders" means the holders of the AIRs representing at least a majority of Ordinary Shares underlying the AIRs then outstanding.

     (o) "SPA Securities" means the Notes and the Warrants.

     (p) "Warrants" means the Warrants issued pursuant to the Securities Purchase Agreement.

                            [Signature Page Follows]

        IN WITNESS WHEREOF, the Company has caused this Additional Investment Right to Purchase Ordinary Shares to be duly executed as of the Issuance Date set out above.


                                            RADA ELECTRONIC INDUSTRIES LTD.


                                            By:
                                               -----------------------------
                                               Name:
                                               Title:

                                                                       EXHIBIT A

                                 EXERCISE NOTICE
            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
             ADDITIONAL INVESTMENT RIGHT TO PURCHASE ORDINARY SHARES

                         RADA ELECTRONIC INDUSTRIES LTD.

        The undersigned holder hereby exercises the right to purchase _________________ of the Ordinary Shares ("Additional Investment Right Shares") of RADA Electronic Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), evidenced by the attached Additional Investment Right to Purchase Ordinary Shares (the "Additional Investment Right"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Additional Investment Right.

        1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

           _____ a "Cash Exercise" with respect to ______________ Additional Investment Right Shares; and/or

           _____  a   "Cashless   Exercise"   with   respect   to   ___________
                  Additional Investment Right Shares.

        2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Additional Investment Right Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Additional Investment Right.

        3. Delivery of  Additional  Investment  Right Shares.  The Company shall
deliver  to  the  holder  __________   Additional  Investment  Right  Shares  in
accordance with the terms of the Additional Investment Right.

Date: _______________ __, ______


   __________________________
   Name of Registered Holder


By:
        ----------------------------
        Name:
        Title:

                                 ACKNOWLEDGMENT


        The Company hereby acknowledges this Exercise Notice and hereby directs American Stock Transfer & Trust Co. to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated July __, 2004 from the Company and acknowledged and agreed to by American Stock Transfer & Trust Co.

                                            RADA ELECTRONIC INDUSTRIES LTD.


                                            By:
                                               -----------------------------
                                                   Name:
                                                   Title:

                                                                          ITEM 6

                                    DEBENTURE


                              (Unlimited in Amount)

     This DEBENTURE dated as of July 12, 2004, is made by RADA Electronic Industries Ltd., an Israeli company (the "Grantor"), in favor of Smithfield Fiduciary LLC, a Cayman Island limited liability company, in its capacity as agent (in such capacity, the "Collateral Agent") on behalf of the Buyers referred to below.

                              W I T N E S S E T H:
                               - - - - - - - - - -

     WHEREAS, the Grantor has issued on July 12, 2004 to each party listed as a "Buyer" on the Schedule of Buyers attached to the Securities Purchase Agreement (as defined below) by and between the Grantor and such Buyers a Convertible Note (collectively, the "Notes"); and

     WHEREAS, it is a condition precedent to the Buyers purchase of the Notes, that the Grantor shall have executed and delivered to the Collateral Agent for the benefit of the Buyers a floating charge over all the assets of the Grantor; and

     WHEREAS, the Grantor has determined that the execution, delivery and performance of this Debenture directly benefits, and are in the best interest of, the Grantor;

     NOW, THEREFORE, in consideration of the premises and the agreements herein, the Grantor agrees with the Collateral Agent, for the benefit of the Buyers, as follows:

     Section 1. Definitions.

Reference is hereby made to the Securities Purchase Agreement and the senior secured convertible notes executed in connection therewith (the "Notes") for a statement of the terms thereof. All terms used in this Debenture and the recitals hereto which are defined in the Securities Purchase Agreement and the Notes and which are not otherwise defined herein shall have the same meanings herein as set forth therein. As used in this Debenture, the following terms shall have the respective meanings indicated below, such meanings to be applicable equally to both the singular and plural forms of such terms:

     "Account" means all present and future rights of the Grantor to payment of a monetary obligation, whether or not earned by performance, which is not evidenced by chattel paper or an instrument, (a) for property that has been or is to be sold, leased, licensed, assigned, or otherwise disposed of, (b) for services rendered or to be rendered, (c) for a secondary obligation incurred or to be incurred, or (d) arising out of the use of a credit or charge card or information contained in or for use with the card.

     "Copyright Licenses" means all licenses, contracts or other agreements, whether written or oral, naming the Grantor as licensee or licensor and providing for the grant of any right to use or sell any works covered by any copyright.

     "Copyrights" means all domestic and foreign copyrights, whether registered or not, without limitation, all copyright rights throughout the universe
(whether now or hereafter arising) in any and all media (whether now or hereafter developed), in and to all original works of authorship fixed in any tangible medium of expression, acquired or used by the Grantor, all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Copyright Office or in any similar office or agency of the United States or any other country or any political subdivision thereof), and all reissues, divisions, continuations, continuations in part and extensions or renewals thereof.

     "Event of Default" shall have the meaning set forth in the Notes.

     "Governmental Authority" means any government, any state, city, town, municipality, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including, but not limited to, the Investment Center and the OCS.

     "Intellectual Property" means the Copyrights, Trademarks and Patents.

     "Registrar" means Israeli Companies Registrar.

     "Licenses" means the Copyright Licenses, the Trademark Licenses and the Patent Licenses.

     "OCS" means the Office of the Chief Scientist, Israeli Ministry of Industry and Trade.

     "Patent Licenses" means all licenses, contracts or other agreements, whether written or oral, naming the Grantor as licensee or licensor and providing for the grant of any right to manufacture, use or sell any invention covered by any Patent.

     "Patents" means all domestic and foreign letters patent, design patents, utility patents, industrial designs, inventions, trade secrets, ideas, concepts, methods, techniques, processes, proprietary information, technology, know-how, formulae, rights of publicity and other general intangibles of like nature, now existing or hereafter acquired, all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Patent and Trademark Office, or in any similar office or agency of the United States or any other country or any political subdivision thereof), and all reissues, divisions, continuations, continuations in part and extensions or renewals thereof.

     "Securities Purchase Agreement" means the Securities Purchase Agreement entered into between the Grantor and each party listed as a "Buyer" on the Schedule of Buyers attached thereto, dated as of July 9, 2004 (such agreement, as amended, restated or otherwise modified from time to time.

     "Trademark Licenses" means all licenses, contracts or other agreements, whether written or oral, naming the Grantor as licensor or licensee and providing for the grant of any right concerning any Trademark, together with any goodwill connected with and symbolized by any such trademark licenses, contracts or agreements and the right to prepare for sale or lease and sell or lease any and all inventory now or hereafter owned by the Grantor and now or hereafter covered by such licenses.

     "Trademarks" means all domestic and foreign trademarks, service marks, collective marks, certification marks, trade names, business names, d/b/a's, Internet domain names, trade styles, designs, logos and other source or business identifiers and all general intangibles of like nature, now or hereafter owned, adopted, acquired or used by the Grantor (including, without limitation, all domestic and foreign trademarks, service marks, collective marks, certification marks, trade names, business names, d/b/a's, Internet domain names, trade styles, designs, logos and other source or business identifiers described in
Schedule II hereto), all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state thereof or any other country or any political subdivision thereof), and all reissues, extensions or renewals thereof, together with all goodwill of the business symbolized by such marks and all customer lists, formulae and other records of the Grantor relating to the distribution of products and services in connection with which any of such marks are used.

     Section 2. Grant of Charge. As collateral security for all of the Obligations (as defined in Section 3 hereof), the Grantor hereby pledges and assigns to the Collateral Agent, and grants to the Collateral Agent for the benefit of the Buyers:

     A first ranking floating charge, second in rank only to the floating charges listed on Schedule 2 hereto made in favor of Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., (collectively the "Banks" and such charges, the "Banks' Liens") to secure the Current Debt Facility, over all assets of the Grantor, wherever located and whether now or hereafter existing and whether now owned or hereafter acquired, of every kind and description, tangible or intangible (the "Collateral" and such charge, the "Floating Charge"), including, without limitation, the following:

     (a) all the assets, monies, property and rights of any kind whatsoever without exception, whether now or hereafter at any time in the future owned by or in the possession of the Grantor in any manner or way whatsoever, including, without limitation, any intangible assets;

     (b) all the current assets, without exception, now or hereafter at any time in the future owned by or in the possession of the Grantor in any manner or way whatsoever, the expression "current assets" meaning all the assets, monies, property and rights of any kind with the exception of land, buildings and fixtures;

     (c) all the fixed assets now or hereafter at any time in the future owned by or in possession of the Grantor in any manner or way whatsoever, the expression "fixed assets" to include, inter alia, land, buildings and fixtures;

     (d) all the securities and other documents or instruments owned by the Grantor now and at any time in the future held by Grantor and/or any rights in respect thereof; and

     (e) all other tangible and intangible personal property of the Grantor, including, without limitation, all bank and other accounts and all cash and all investments therein, all proceeds, products, offspring, accessions, rents, profits, income, benefits, substitutions and replacements of and to any of the property of the Grantor described in the preceding clauses of this Section 2 (including, without limitation, any proceeds of insurance thereon and all causes of action, claims and warranties now or hereafter held by the Grantor in respect of any of the items listed above), and all books, correspondence, files and other records, including, without limitation, all tapes, desks, cards, software, data and computer programs in the possession or under the control of the Grantor or any other Person from time to time acting for the Grantor that at any time evidence or contain information relating to any of the property described in the preceding clauses of this Section 2 or are otherwise necessary or helpful in the collection or realization thereof.

in each case howsoever the Grantor's interest therein may arise or appear (whether by ownership, security interest, claim or otherwise).

     Section 3. Security for Obligations. The charge created hereby over the Collateral constitutes continuing collateral security for the Grantor's payment and performance of its obligations under the Notes (the "Obligations").

     Section 4. Representations and Warranties. The Grantor represents and warrants as follows:

     (a) Schedule I hereto sets forth (i) the exact legal name of the Grantor and (ii) the organizational identification number of the Grantor.

     (b) The Grantor (i) is a company validly existing under the laws of the state of Israel and (ii) has all requisite power and authority to execute, deliver and perform this Debenture and to consummate the transactions contemplated hereby.

     (c) The execution, delivery and performance by the Grantor of this Debenture (i) have been duly authorized by all necessary action, (ii) do not and, based on current applicable law, will not contravene its memorandum or articles of association or any applicable law or any contractual restriction binding on or otherwise affecting the Grantor or its properties, (iii) do not and, based on current applicable law, will not result in or require the creation of any Lien upon or with respect to any of its properties and (iv) do not result in any default, noncompliance, suspension, revocation, impairment, forfeiture or non-renewal of any permit, license, authorization or approval applicable to it or its operations or any of its properties, which, in the case of this clause
(iv), is reasonably expected to have a Material Adverse Effect.

     (d) This Debenture is, , when executed and delivered pursuant hereto, will be, a legal, valid and binding obligation of the Grantor, enforceable against the Grantor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws and principles of equity.

     (e) Except as detailed in The Securities Purchase Agreement, there is no pending or, written notice threatening any, action, suit, proceeding or claim affecting the Grantor, before any Governmental Authority or any arbitrator, or any order, judgment or award by any Governmental Authority or arbitrator, that may adversely affect the grant by the Grantor, or the recordation, of the charges purported to be created hereby in the Collateral, or the exercise by the Collateral Agent of any of its rights or remedies hereunder. The Grantor has received the approval of the OCS (the "OCS Approval") to any change in the ownership of its assets which may occur as a result of the enforcement by Agent and its assigns of the security interests created hereunder. The Collateral Agent acknowledges that it is aware that the OCS Approval is subject to certain conditions listed in such Approval.

     (f) Except as detailed in the Securities Purchase Agreement, all tax returns and other reports required by applicable law to be filed by the Grantor have been filed, or extensions have been obtained, and all taxes, assessments and other governmental charges imposed upon the Grantor or any property of the Grantor (including, without limitation, all income and other taxes on employees' wages) and which have become due and payable on or prior to the date hereof have been paid, except to the extent contested in good faith by proper proceedings which stay the imposition of any penalty, fine or lien resulting from the non-payment thereof and with respect to which adequate reserves have been set aside for the payment thereof on the Financial Statements in accordance with general accepted accounting principles.

     (g) All equipment, fixtures, goods and inventory now existing are, and all equipment, fixtures, goods and inventory hereafter existing will be, located and/or based at the addresses specified therefor in Schedule III hereto, except that the Grantor will give the Collateral Agent not less than five days' prior written notice of any change of the location of any such Collateral, other than to locations set forth on Schedule III. The Grantor's chief place of business and chief executive office, the place where the Grantor keeps its records and all originals of all chattel paper are located at the addresses specified therefor in Schedule III hereto. Set forth in Schedule IV hereto is a complete and accurate list, as of the date of this Debenture, of each deposit account, securities account and commodities account of the Grantor, together with the name and address of each institution at which each such account is maintained, the account number for each such account. Set forth in Schedule II hereto is a complete and correct list of each trade name used by the Grantor and the name of, and each trade name used by, each person from which the Grantor has acquired any substantial part of the Collateral.

     (h) [Intentionally left blank]

     (i) The Grantor owns and controls, or otherwise possesses adequate rights to use, all Trademarks, Patents and Copyrights, (if any) which are the only trademarks, patents, copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity necessary to conduct its business in substantially the same manner as conducted as of the date hereof. Schedule II hereto sets forth a true and complete list of all

Intellectual Property and Licenses owned or used by the Grantor as of the date hereof. All such Intellectual Property is subsisting and in full force and effect, has not been adjudged invalid or unenforceable, is valid and enforceable and has not been abandoned in whole or in part. Except as set forth in Schedule II, no such Intellectual Property is the subject of any licensing or franchising agreement. The Grantor has no knowledge of any conflict with the rights of others to any Intellectual Property and, to the best knowledge of the Grantor, the Grantor is not now infringing or in conflict with any such rights of others in any material respect, and to the best knowledge of the Grantor, no other Person is now infringing or in conflict in any material respect with any such properties, assets and rights owned or used by the Grantor. The Grantor has not received any notice that it is violating or has violated the trademarks, patents, copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity or other intellectual property rights of any third party.

     (j) The Grantor is and will be at all times the sole and exclusive owner of, or otherwise have and will have adequate rights in, the Collateral free and clear of any lien except for Permitted Liens (as defined in the Notes). No effective financing statement, recordation of charge or other instrument similar in effect covering all or any part of the Collateral is on file in any recording or filing office except (A) such as may have been filed in favor of the Collateral Agent relating to this Debenture and (B) such as may have been, or will be, filed to perfect or protect any security interests or liens permitted by the Securities Purchase Agreement or Notes (including the Banks' Liens).

     (k) Subject to conditions to the transfer of ownership of assets contained or referenced in the OCS Approval and any applicable conditions contained in the consents of the Banks to the creation of the Floating Charge hereunder (the "Banks' Consents"), the exercise by the Collateral Agent of any of its rights and remedies hereunder will not contravene any current law or any contractual restriction binding on or otherwise affecting the Grantor or any of its properties and will not result in or require the creation of any lien, upon or with respect to any of its properties.

     (l) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other regulatory body, or any other Person, other than; (i) the Banks' Consents and any conditions therein relating to the exercise of the rights of the Collateral Agent hereunder, as detailed in the Banks' Consents and (ii) the OCS Approval and the fulfillment of any conditions to the transfer of ownership of any or all of the Collateral contained or referenced therein, is required for (1) the grant by the Grantor, or the recordation, of the Floating Charge purported to be created hereby over and in the Collateral or (2) the exercise by the Collateral Agent of any of its rights and remedies hereunder, except for the filings under the Israeli Companies Ordinance - 1983 (the "Companies Ordinance") described in Schedule V hereto which filings shall be made no later than 21 days from the date hereof.

     (m) This Debenture creates in favor of the Collateral Agent a first priority, legal, valid and enforceable floating charge over the Collateral, as security for the Obligations, subject only to the Permitted Liens. Such recordings and all other action necessary or desirable to record such security interests have been duly taken or will be taken within 21 days of the date hereof.

     Section  5.  Covenants  as to  the  Collateral.  So  long  as  any  of  the
Obligations  shall  remain  outstanding,   unless  the  Collateral  Agent  shall
otherwise consent in writing:

     (a) Further Assurances. The Grantor will at its expense, at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that may be necessary or desirable or that the Collateral Agent may reasonably request in order to (i) protect the lien purported to be created hereby; (ii) enable the Collateral Agent to exercise and enforce its rights and remedies hereunder in respect of the Collateral; or (iii) otherwise effect the purposes of this Debenture.

     (b) Location of Equipment and Inventory. The Grantor will keep all equipment and inventory at the locations specified therefor in Section 4(g) hereof or, upon not less than thirty (30) days' prior written notice to the Collateral Agent accompanied by a new Schedule III hereto indicating each new location of such equipment and inventory, at such other locations in the State of Israel. Any inventory held by an authorized distributor or sales agent shall be marked as subject to the Floating Charge created under this Debenture.

     (c) Condition of Equipment. The Grantor will maintain or cause the equipment (necessary or useful to its business) to be maintained and preserved in good condition, repair and working order, ordinary wear and tear excepted, and will forthwith, or in the case of any loss or damage to any equipment within a commercially reasonable time after the occurrence thereof, make or cause to be made all repairs, replacements and other improvements in connection therewith which are necessary or desirable, consistent with past practice, or which the Collateral Agent may reasonably request to such end. The Grantor will promptly furnish to the Collateral Agent a statement describing in reasonable detail any loss or damage in excess of $250,000 to any equipment.

     (d) Taxes, Etc. The Grantor agrees to pay promptly when due all property and other taxes, assessments and governmental charges or levies imposed upon, and all claims (including claims for labor, materials and supplies) against, the equipment and inventory, except to the extent the validity thereof is being contested in good faith by proper proceedings which stay the imposition of any penalty, fine or lien resulting from the non-payment thereof and with respect to which adequate reserves in accordance with general accepted accounting principles have been set aside for the payment thereof.

     (e) Insurance.

          (i) The Grantor will, at its own expense, maintain insurance (including, without limitation, comprehensive general liability and property insurance) with respect to the equipment and inventory in such amounts, against such risks, in such form and with responsible and reputable insurance companies or associations as is required by any Governmental Authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and in any event, in amount, adequacy and scope reasonably satisfactory to the Collateral Agent. Subject to any applicable conditions in the Current Debt Facility, each policy for liability insurance shall provide for all losses to be paid on behalf of the Collateral Agent and the Grantor as their respective interests may appear, and each policy for property damage insurance shall provide for all losses to be adjusted with, and paid directly to, the Collateral Agent. Each such policy shall, subject to any applicable conditions in the Current Debt Facility, in addition, (A) contain an agreement by the insurer that any loss thereunder shall be payable to the Collateral Agent on its own account notwithstanding any action, inaction or breach of representation or warranty by the Grantor, (B) provide that there shall be no recourse against the Collateral Agent for payment of premiums or other amounts with respect thereto and (C) provide that at least 10 days' prior written notice of cancellation, lapse, expiration or other adverse change shall be given to the Collateral Agent by the insurer. The Grantor will, if so requested by the Collateral Agent, deliver to the Collateral Agent original or duplicate policies of such insurance. The Grantor will also, at the request of the Collateral Agent and subject to any applicable conditions in the Current Debt Facility, execute and deliver instruments of assignment of such insurance policies and cause the respective insurers to acknowledge notice of such assignment.

          (ii) Reimbursement under any liability insurance maintained by the Grantor pursuant to this Section 5(e) may be paid directly to the Person who shall have incurred liability covered by such insurance. In the case of any loss involving damage to equipment or inventory and subject to any applicable conditions in the Current Debt Facility, any proceeds of insurance maintained by the Grantor pursuant to this Section 5(e) shall be paid to the Collateral Agent (except as to which paragraph (iii) of this Section 5(e) is not applicable), the Grantor will make or cause to be made the necessary repairs to or replacements of such equipment or inventory, and any proceeds of insurance maintained by the Grantor pursuant to this
     Section 5(e) shall be paid by the Collateral Agent to the Grantor as reimbursement for the costs of such repairs or replacements.

          (iii) Subject to any applicable conditions in the Current Debt Facility, all insurance payments in respect of such equipment or inventory shall be paid to the Collateral Agent and applied as specified in Section 7(b) hereof.

     (f) Provisions Concerning the Accounts and the Licenses.

          (i) The Grantor will (A) give the Collateral Agent at least five days' notice any change in Grantor's name, identity or organizational structure,
     (B) maintain its jurisdiction of incorporation as set forth in Section 4(b) hereto, (C) immediately notify the Collateral Agent upon obtaining an organizational identification number, if on the date hereof the Grantor did not have such identification number, and (D) keep adequate records concerning the accounts and chattel paper and permit representatives of the Collateral Agent pursuant to the terms of the Securities Purchase Agreement to inspect and make abstracts from such records and chattel paper.

          (ii) The Grantor will, except as otherwise provided in this subsection
     (f), continue to collect, at its own expense, all amounts due or to become due under the accounts. In connection with such collections, the Grantor may (and, at the Collateral Agent's direction, will) take such action as the Grantor or the Collateral Agent may deem necessary or advisable to enforce collection or performance of the accounts; provided, however, that subject to any applicable conditions in the Banks' Consents and any restrictions under applicable law, the Collateral Agent shall have the right at any time, upon the occurrence and during the continuance of an Event of Default, to notify the account debtors or obligors under any Accounts of the assignment of such Accounts to the Collateral Agent and to direct such account debtors or obligors to make payment of all amounts due or to become due to the Grantor thereunder directly to the Collateral Agent or its designated agent and, upon such notification and at the expense of the Grantor and to the extent permitted by law, to enforce collection of any such Accounts and to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as the Grantor might have done. After receipt by the Grantor of a notice from the Collateral Agent that the Collateral Agent has notified, intends to notify, or has enforced or intends to enforce the Grantor's rights against the account debtors or obligors under any Accounts as referred to in the proviso to the immediately preceding sentence, (A) all amounts and proceeds (including instruments) received by the Grantor in respect of the Accounts shall be received in trust for the benefit of the Collateral Agent hereunder, shall be segregated from other funds of the Grantor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement) to be held as cash collateral and either
     (i) credited to the loan account so long as no Event of Default shall have occurred and be continuing or (ii) if an Event of Default shall have occurred and be continuing, applied as specified in Section 7 hereof, and
     (B) the Grantor will not adjust, settle or compromise the amount or payment of any Account or release wholly or partly any account debtor or obligor thereof or allow any credit or discount thereon. In addition, upon the occurrence and during the continuance of an Event of Default, the Collateral Agent may (in its sole and absolute discretion) direct any or all of the banks and financial institutions with which the Grantor either maintains a deposit account or a lockbox or deposits the proceeds of any Accounts to send immediately to the Collateral Agent by wire transfer (to such account as the Collateral Agent shall specify, or in such other manner as the Collateral Agent shall direct) all or a portion of such securities, cash, investments and other items held by such institution. Any such securities, cash, investments and other items so received by the Collateral Agent shall (in the sole and absolute discretion of the Collateral Agent) be held as additional Collateral for the Obligations or distributed in accordance with Section 7 hereof.

          (iii) Upon the occurrence and during the continuance of any breach or default under any material License referred to in Schedule II hereto by any party thereto other than the Grantor, the Grantor will, promptly after obtaining knowledge thereof, give the Collateral Agent written notice of the nature and duration thereof, specifying what action, if any, it has taken and proposes to take with respect thereto and thereafter will take reasonable steps to protect and preserve its rights and remedies in respect of such breach or default, or will obtain or acquire an appropriate substitute License.

          (iv) The Grantor will, at its expense, promptly deliver to the Collateral Agent a copy of each notice or other communication received by it by which any other party to any material License referred to in Schedule II hereto purports to exercise any of its rights or affect any of its obligations thereunder, together with a copy of any reply by the Grantor.

          (v) The Grantor will exercise promptly and diligently each and every right which it may have under each material License (other than any right of termination) and will duly perform and observe in all respects all of its obligations under each material License and will take all action necessary to maintain such Licenses in full force and effect. The Grantor will not, without the prior written consent of the Collateral Agent, cancel, terminate, amend or otherwise modify in any respect, or waive any provision of, any material License referred to in Schedule II hereto.

     (g) Transfers and Other liens.

          (i) The Grantor will not sell, assign (by operation of law or otherwise), lease, license, exchange or otherwise transfer or dispose of any of the Collateral, except (a) for inventory and Intellectual Property in the ordinary course of business; (b) worn out or obsolete assets not necessary to the business, and; (c) as otherwise permitted by the Transaction Documents.

          (ii) The Grantor will not create, suffer to exist or grant any lien or other charge, whether floating or fixed, upon or with respect to any Collateral, other than a Permitted Lien.

     (h) Intellectual Property.

          (i) The Grantor (either itself or through licensees) will, and will cause each licensee thereof to, take all action necessary to maintain all of the Intellectual Property in full force and effect, including, without limitation, using the proper statutory notices and markings and using the Trademarks on each applicable trademark class of goods in order to so maintain the Trademarks in full force free, from any claim of abandonment for non-use, and the Grantor will not (nor permit any licensee thereof to) do any act or knowingly omit to do any act whereby any Intellectual Property may become invalidated; provided, however, that so long as no Event of Default has occurred and is continuing, the Grantor shall not have an obligation to use or to maintain any Intellectual Property (A) that relates solely to any product or work, that has been, or is in the process of being, discontinued, abandoned or terminated, (B) that is being replaced with Intellectual Property substantially similar to the Intellectual Property that may be abandoned or otherwise become invalid, so long as the failure to use or maintain such Intellectual Property does not materially adversely affect the validity of such replacement Intellectual Property and so long as such replacement Intellectual Property is subject to the lien created by this Debenture or (C) that is substantially the same as another Intellectual Property that is in full force, so long the failure to use or maintain such Intellectual Property does not materially adversely affect the validity of such replacement Intellectual Property and so long as such other Intellectual Property is subject to the lien and security interest created by this Debenture. The Grantor will cause to be taken all necessary steps in any proceeding before the United States Patent and Trademark Office and the United States Copyright Office or any similar office or agency in any other country or political subdivision thereof to maintain each registration of the Intellectual Property (other than the Intellectual Property described in the proviso to the immediately preceding sentence), including, without limitation, filing of renewals, affidavits of use, affidavits of incontestability and opposition, interference and cancellation proceedings and payment of maintenance fees, filing fees, taxes or other governmental fees. If any Intellectual Property (other than Intellectual Property described in the proviso to the first sentence of subsection (i) of this clause (h)) is infringed, misappropriated, diluted or otherwise violated in any material respect by a third party, the Grantor shall (x) upon learning of such infringement, misappropriation, dilution or other violation, promptly notify the Collateral Agent and (y) to the extent the Grantor shall deem appropriate under the circumstances, promptly sue for infringement, misappropriation, dilution or other violation, seek injunctive relief where appropriate and recover any and all damages for such infringement, misappropriation, dilution or other violation, or take such other actions as the Grantor shall deem appropriate under the circumstances to protect such Intellectual Property. The Grantor shall furnish to the Collateral Agent from time to time upon its request statements and schedules further identifying and describing the Intellectual Property and Licenses and such other reports in connection with the Intellectual Property and Licenses as the Collateral Agent may reasonably request, all in reasonable detail and promptly upon request of the Collateral Agent, following receipt by the Collateral Agent of any such statements, schedules or reports, the Grantor shall modify this Debenture by amending Schedule II hereto, as the case may be, to include any Intellectual Property or License, as the case may be, which becomes part of the Collateral under this Debenture and shall execute and authenticate such documents and do such acts as shall be necessary or, in the judgment of the Collateral Agent, desirable to subject such Intellectual Property and Licenses to the Floating Charge created by this Debenture. Notwithstanding anything herein to the contrary, upon the occurrence and during the continuance of an Event of Default, the Grantor may not abandon or otherwise permit any Intellectual Property to become invalid without the prior written consent of the Collateral Agent, and if any Intellectual Property is infringed, misappropriated, diluted or otherwise violated in any material respect by a third party, the Grantor will take such action as the Collateral Agent shall deem appropriate under the circumstances to protect such Intellectual Property.

          (ii) In no event shall the Grantor, either itself or through any agent, employee, licensee or designee, file an application for the registration of any Trademark or Copyright or the issuance of any Patent with the United States Patent and Trademark Office or the United States Copyright Office, as applicable, or in any similar office or agency of the United States or any country or any political subdivision thereof unless it gives the Collateral Agent prior written notice thereof. Upon request of the Collateral Agent, the Grantor shall execute, authenticate and deliver any and all assignments, agreements, instruments, documents and papers as the Collateral Agent may reasonably request to evidence the Collateral Agent's security interest hereunder in such Intellectual Property and the general intangibles of the Grantor relating thereto or represented thereby, and the Grantor hereby appoints the Collateral Agent its attorney-in-fact to execute and/or authenticate and file all such writings for the foregoing purposes, all acts of such attorney being hereby ratified and confirmed, and such power (being coupled with an interest) shall be irrevocable until the termination of all Commitments, the repayment of all of the Obligations in full and the termination of each of the Transaction Documents.

     (i) [Intentionally Left Blank].

     (j) [Intentionally Left Blank]

     (k) [Intentionally Left Blank]

     (l) Inspection and Reporting. The Grantor shall permit the Collateral Agent, or any agents or representatives thereof or such professionals or other Persons as the Collateral Agent may designate not more twice a year in the absence of an Event of Default, upon prior notice and during reasonable business hours (i) to examine and make copies of and abstracts from the Grantor's records and books of account, (ii) to visit and inspect its properties, (iii) to verify materials, leases, notes, accounts, inventory and other assets of the Grantor from time to time, (iii) to conduct audits, physical counts, appraisals and/or valuations. The Grantor shall also permit the Collateral Agent, or any agent or representatives thereof or such professionals or other Persons as the Collateral Agent may designate to discuss the Grantor's affairs, finances and accounts with any of its directors, officers, managerial employees, independent accountants or any of its other representatives, during reasonable hours and subject to the execution of customary confidentiality and non disclosure undertaking.

     Section 6. Additional Provisions Concerning the Collateral.

     (a) The Grantor hereby undertakes to make, within 21 days of the date hereof, all required filings with the Registrar in order to record the Floating Charge contemplated herein. In addition, the Grantor agrees to promptly pay the Israeli stamp tax due in connection with the issuance of this Debenture prior to its recordation.

     (b) Subject to any applicable conditions in the Banks' Consents and any restrictions under applicable law, the Grantor hereby irrevocably appoints the Collateral Agent as its attorney-in-fact and proxy, with full authority in the place and stead of the Grantor and in the name of the Grantor or otherwise, from time to time in the Collateral Agent's discretion, to take any action and to execute any instrument which the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Debenture (subject to the rights of the Grantor under Section 5 hereof), including, without limitation, (i) to obtain and adjust insurance required to be paid to the Collateral Agent pursuant to Section 5(e) hereof, (ii) to ask, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any Collateral, (iii) to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection with clause (i) or (ii) above, (iv) to file any claims or take any action or institute any proceedings which the Collateral Agent may deem necessary or desirable for the collection of any Collateral or otherwise to enforce the rights of the Collateral Agent and the Buyers with respect to any Collateral, and (v) to execute assignments, licenses and other documents to enforce the rights of the Collateral Agent and the Buyers with respect to any Collateral. This power is coupled with an interest and is irrevocable until all of the Obligations are indefeasibly paid in cash.

     (c) For the purpose of enabling the Collateral Agent to exercise rights and remedies hereunder, at such time as the Collateral Agent shall be lawfully entitled to exercise such rights and remedies, and for no other purpose, and subject to any applicable conditions in the Banks' Consents and any restrictions under applicable law, the Grantor hereby grants to the Collateral Agent, to the extent assignable, an irrevocable, non-exclusive license (exercisable without payment of royalty or other compensation to the Grantor) to use, assign, license or sublicense any Intellectual Property now owned or hereafter acquired by the Grantor, wherever the same may be located, including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof. Notwithstanding anything contained herein to the contrary, but subject to the provisions of the Securities Purchase Agreement that limit the right of the Grantor to dispose of its property and Section 5(h) hereof, so long as no Event of Default shall have occurred and be continuing, the Grantor may exploit, use, enjoy, protect, license, sublicense, assign, sell, dispose of or take other actions with respect to the Intellectual Property in the ordinary course of its business. In furtherance of the foregoing, unless an Event of Default shall have occurred and be continuing, the Collateral Agent shall from time to time, upon the request of the Grantor, execute and deliver any instruments, certificates or other documents, in the form so requested, which the Grantor shall have certified are appropriate (in the Grantor's judgment) to allow it to take any action permitted above (including relinquishment of the license provided pursuant to this clause (c) as to any Intellectual Property). Further, upon the indefeasible payment in full in cash of all of the Obligations, the Collateral Agent (subject to Section 10(e) hereof) shall release and reassign to the Grantor all of the Collateral Agent's right, title and interest in and to the Intellectual Property, and the Licenses, all without recourse, representation or warranty whatsoever. The exercise of rights and remedies hereunder by the Collateral Agent shall not terminate the rights of the holders of any licenses or sublicenses theretofore granted by the Grantor in accordance with the second sentence of this clause (c). The Grantor hereby releases the Collateral Agent from any claims, causes of action and demands at any time arising out of or with respect to any actions taken or omitted to be taken by the Collateral Agent under the powers of attorney granted herein other than actions taken or omitted to be taken through the Collateral Agent's gross negligence or willful misconduct, as determined by a final determination of a court of competent jurisdiction.

     (d) If the Grantor fails to perform any agreement contained herein, the Collateral Agent may itself perform, or cause performance of, such agreement or obligation, in the name of the Grantor or the Collateral Agent, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by the Grantor pursuant to Section 8 hereof and shall be secured by the Collateral.

     (e) The powers conferred on the Collateral Agent hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Collateral Agent shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral.

     (f) Anything herein to the contrary notwithstanding (i) the Grantor shall remain liable under the Licenses and otherwise with respect to any of the Collateral to the extent set forth therein to perform all of its obligations thereunder to the same extent as if this Debenture had not been executed, (ii) the exercise by the Collateral Agent of any of its rights hereunder shall not release the Grantor from any of its obligations under the Licenses or otherwise in respect of the Collateral, and (iii) the Collateral Agent shall not have any obligation or liability by reason of this Debenture under the Licenses or with respect to any of the other Collateral, nor shall the Collateral Agent be obligated to perform any of the obligations or duties of the Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

     (g) The Grantor hereby releases the Collateral Agent in advance from all liability should the Collateral Agent fail at all, in time or in an appropriate manner, to utilize any of the powers conferred upon the Collateral Agent under this Section 6 and, in particular, without prejudice to the generality of the release aforesaid, in any case where the Collateral Agent does not obtain insurance at all, in time or in the correct manner or, where upon the occurrence of any damage or loss caused, the insurance company or companies insuring the Collateral (the "Insurance Companies") shall not - as a result of any defect or of a lack of sufficiency in insurance or because of the absence of, or lateness in, delivery of any notice or demand or as a result of any act or omission by the Collateral Agent - pay, in whole or in part, the amount(s) claimed.

     (h) The Grantor hereby waives in advance any claims or counter-claims against the Collateral Agent on account of, or in connection with, any claim, negotiations, compromise, arrangement, settlement or waiver of the Grantor's rights, in whole or in part, made or to be made by the Collateral Agent with the Insurance Companies in connection with insurance as aforesaid.

     (i) The release and waiver  referred to in  paragraphs  (g) and (h) of this
Section 6 shall apply with regard to matters pertaining to any insurance whether such insurance was or will be effected by the Grantor or in its name by the Collateral Agent pursuant to the power granted to it under this Section 6.

     Section 7. Remedies Upon Default. If any Event of Default shall have occurred and be continuing:

     (a) The Collateral Agent may exercise in respect of the Collateral, in addition to any other rights and remedies provided for herein or otherwise available to it, all of the rights and remedies of a secured party upon default under law, and also may crystallize the Floating Charge and realize, at the Grantor's expense, the Collateral by any means allowed by law, including, without limitation, by the appointment of a receiver or receiver and manager or by any other method the Collateral Agent shall see fit. The Grantor agrees that any receiver or receiver and manager, appointed pursuant hereto (a "Receiver"), shall be deemed to be the agent of the Grantor who shall be empowered, inter alia, to do the following: (i) to access, call in and take possession of the Collateral; (ii) to manage the Grantor's business or participate in the management thereof as the Receiver may see fit; (iii) to sell or agree to the sale of the Collateral, in whole or in part, or to transfer the same in any other manner upon such conditions as the Receiver may see fit; (iv) to make any other arrangement with respect to the Collateral or any part thereof as the Receiver may see fit; (v) to do all such other acts and things as the Receiver may consider incidental or conducive to any of the matters and powers aforesaid.

     (b) The Collateral Agent may exercise in respect of the Collateral, in addition to any other rights and remedies provided for herein or otherwise available to it, all of the rights and remedies of a secured party upon default under law, and also may crystallize the Floating Charge and realize, at the Grantor's expense, the Collateral by any means allowed by law. Accordingly, the Collateral Agent may, upon such crystallization (i) take absolute control of the Collateral, including, without limitation, transfer into the Collateral Agent's name or into the name of its nominee or nominees (to the extent the Collateral Agent has not theretofore done so) and thereafter receive, for the benefit of the Collateral Agent, all payments made thereon, give all consents, waivers and ratifications in respect thereof and otherwise act with respect thereto as though it were the outright owner thereof, (ii) require the Grantor to, and the Grantor hereby agrees that it will at its expense and upon request of the Collateral Agent forthwith, assemble all or part of the Collateral as directed by the Collateral Agent and make it available to the Collateral Agent at a place or places to be designated by the Collateral Agent that is reasonably convenient to both parties, and the Collateral Agent may enter into and occupy any premises owned or leased by the Grantor where the Collateral or any part thereof is located or assembled for a reasonable period in order to effectuate the Collateral Agent's rights and remedies hereunder or under law, without obligation to the Grantor in respect of such occupation, and (iii) without notice except as specified below and without any obligation to prepare or process the Collateral for sale, (A) sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Collateral Agent's offices or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as the Collateral Agent may deem commercially reasonable and/or (B) lease, license or dispose of the Collateral or any part thereof upon such terms as the Collateral Agent may deem commercially reasonable. The Grantor agrees that, to the extent notice of sale or any other disposition of the Collateral shall be required by law, at least ten (10) days' notice to the Grantor of the time and place of any public sale or the time after which any private sale or other disposition of the Collateral is to be made shall constitute reasonable notification. The Collateral Agent shall not be obligated to make any sale or other disposition of Collateral regardless of notice of sale having been given. The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. The Grantor hereby waives any claims against the Collateral Agent and the Buyers arising by reason of the fact that the price at which the Collateral may have been sold at a private sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Obligations, even if the Collateral Agent accepts the first offer received and does not offer the Collateral to more than one offeree, and waives all rights that the Grantor may have to require that all or any part of the Collateral be marshaled upon any sale (public or private) thereof. The Grantor hereby acknowledges that (i) any such sale of the Collateral by the Collateral Agent shall be made without warranty, (ii) the Collateral Agent may specifically disclaim any warranties of title, possession, quiet enjoyment or the like, and (iii) such actions set forth in clauses (i) and (ii) above shall not adversely effect the commercial reasonableness of any such sale of the Collateral. In addition to the foregoing and subject to any applicable conditions in the Banks' Consents and any restrictions under applicable law, (i) upon written notice to the Grantor from the Collateral Agent, the Grantor shall cease any use of the Intellectual Property or any trademark, patent or copyright similar thereto for any purpose described in such notice; (ii) the Collateral Agent may, at any time and from time to time, upon 10 days' prior notice to the Grantor, license, whether general, special or otherwise, and whether on an exclusive or non-exclusive basis, any of the Intellectual Property, throughout the universe for such term or terms, on such conditions, and in such manner, as the Collateral Agent shall in its sole discretion determine; and (iii) the Collateral Agent may, at any time, pursuant to the authority granted in Section 6 hereof (such authority being effective upon the occurrence and during the continuance of an Event of Default), execute and deliver on behalf of the Grantor, one or more instruments of assignment of the Intellectual Property (or any application or registration thereof), in form suitable for filing, recording or registration in any country.

     (c) All sums to be collected by the Collateral Agent upon a realization of the Collateral and all amounts paid to the Collateral Agent, pursuant to this
Section 7, shall be applied for the purposes set out hereunder in the order in which they appear or in such other order as the Collateral Agent shall select:
(i) in discharge of the expenses occasioned in consequence of such realization as aforesaid (including the appointment of a Receiver); (ii) in discharge of all other expenses, bank charges, interest and additional sums consequent upon the linkage of interest, the due date for payment whereof has arrived and which have not been paid to the Collateral Agent by the Grantor; (iii) in discharge of principal and additional sums consequent upon the linkage of principal, the due date for payment whereof has arrived and which have not been paid to the Collateral Agent by the Grantor; and (iv) for depositing in a special or other account in the name of the Collateral Agent, which shall serve as collateral for the full discharge of the balance of the Obligations, where the due date for payment of such amounts has not arrived, where such amounts are due or shall become due to the Collateral Agent on account of any contingent liability or obligation or on account of any other amounts.

     (d) Unless and until agreed otherwise in writing between the Grantor and the Collateral Agent, the Borrower shall not be entitled to withdraw the amounts to be deposited in such special or other account as aforesaid, or to effect in any manner whatsoever any disposition with respect thereto or in connection therewith, save with respect to such portion thereof as exceeds the amount of the Obligations.

     (e) In the event that the proceeds of any such sale, collection or realization are insufficient to pay all amounts to which the Collateral Agent and the Buyers are legally entitled, the Grantor shall be liable for the deficiency, together with interest thereon at the highest rate specified in any applicable Transaction Document for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees, costs, expenses and other client charges of any attorneys employed by the Collateral Agent to collect such deficiency.

     (f) The Collateral Agent shall not be required to marshal any present or future collateral security (including, but not limited to, this Debenture and the Collateral) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of the Collateral Agent's rights hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights, however existing or arising. To the extent that the Grantor lawfully may, the Grantor hereby agrees that it will not invoke any law relating to the marshalling of collateral which might cause delay in or impede the enforcement of the Collateral Agent's rights under this Debenture or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, the Grantor hereby irrevocably waives the benefits of all such laws.


     Section 8. Indemnity, Expenses and Set-Off.

     (a) The Grantor agrees to defend, protect, indemnify and hold the Collateral Agent harmless from and against any and all claims, damages, losses, liabilities, obligations, penalties, fees, costs and expenses (including, without limitation, reasonable legal fees and reasonable costs, expenses, and disbursements of Collateral Agent's counsel) to the extent that they arise out of or otherwise result from this Debenture (including, without limitation, enforcement of this Debenture), except claims, losses or liabilities resulting solely and directly from the Collateral Agent's negligence or willful misconduct, as determined by a final judgment of a court of competent jurisdiction.

     (b) The Grantor will upon demand pay to the Collateral Agent the amount of any and all costs and expenses, including the reasonable fees, costs, expenses and disbursements of counsel for the Collateral Agent and of any experts and agents (including, without limitation, any collateral trustee which may act as agent of the Collateral Agent), which the Collateral Agent may incur in connection with (i) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any Collateral, (ii) the exercise or enforcement of any of the rights of the Collateral Agent hereunder, or (iii) the failure by the Grantor to perform or observe any of the provisions hereof.

     (c) Notwithstanding anything herein to the contrary, in the event that the Grantor fails to observe its obligations under the Notes or hereunder, the Collateral Agent shall be entitled (but not obliged) at all times without being obliged to notify the Grantor in advance thereof to set-off the Obligations against any sum whether in Israeli currency or in foreign currency, as the case may be, to be due to the Grantor from the Collateral Agent in any account, manner or circumstance whatsoever.

     Section 9. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed (by certified mail, postage prepaid and return receipt requested), telecopied or delivered, if to the Grantor, to its address specified in the Securities Purchase Agreement, and if to the Collateral Agent to it, at its address specified in the Securities Purchase Agreement; or as to any such Person, at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 9. All such notices and other communications shall be effective (i) if sent by certified mail, return receipt requested, when received or ten days after deposited in the mails, whichever occurs first, (ii) if telecopied, when transmitted and confirmation is received, or (iii) if delivered, upon delivery.

     Section 10. Miscellaneous.

     (a) No amendment of any provision of this Debenture shall be effective unless it is in writing and signed by the Grantor and the Collateral Agent, and no waiver of any provision of this Debenture, and no consent to any departure by the Grantor therefrom, shall be effective unless it is in writing and signed by the Collateral Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     (b) No failure on the part of the Collateral Agent to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Collateral Agent or any Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Collateral Agent or any Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by such Person to exercise any of its rights under any other Transaction Document against such party or against any other Person, including but not limited to, the Grantor.

     (c) Any provision of this Debenture which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     (d) This Debenture shall create a continuing lien over the Collateral and shall (i) remain in full force and effect until indefeasible payment in full in cash of the Obligations and (ii) be binding on the Grantor and all other Persons who become bound as debtor to this Debenture and shall inure, together with all rights and remedies of the Collateral Agent and the Buyers hereunder, to the benefit of the Collateral Agent and the Buyers and their respective permitted successors, transferees and assigns. Without limiting the generality of clause
(ii) of the immediately preceding sentence, subject to notice to the Grantor, the Collateral Agent and the Buyers may assign or otherwise transfer their rights and obligations under this Debenture, to any other Person and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to the Collateral Agent and the Buyers herein or otherwise. Upon any such assignment or transfer, all references in this Debenture to the Collateral Agent or any such Buyer shall mean the assignee of the Collateral Agent or such Buyer. None of the rights or obligations of the Grantor hereunder may be assigned or otherwise transferred without the prior written consent of the Collateral Agent, and any such assignment or transfer shall be null and void.

     (e) Upon the indefeasible payment in full of the Obligations, (i) this Debenture and the liens created hereby shall terminate and all rights to the Collaterals shall revert to the Grantor (ii) the Collateral Agent will, upon the Grantor's request and at the Grantor's expense, (A) return to the Grantor such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and (B) execute and deliver to the Grantor such documents as the Grantor shall reasonably request to evidence such termination, all without any representation, warranty or recourse whatsoever.

     (f) THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ISRAEL, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW AND EXCEPT TO THE EXTENT THAT THE VALIDITY AND PERFECTION OR THE PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST CREATED HEREBY, OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE GOVERNED BY THE LAW OF A JURISDICTION OTHER THAN THE STATE OF ISRAEL.

     (g) ANY LEGAL ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY DOCUMENT RELATED THERETO MAY BE BROUGHT IN THE COURTS OF TEL AVIV, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE GRANTOR HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. THE GRANTOR HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW

OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION, SUIT OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY THE COURT.

     (h) [Intentionally Left Blank]

     (i) The Grantor irrevocably and unconditionally waives any right it may have to claim or recover in any legal action, suit or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

     (j) Section headings herein are included for convenience of reference only and shall not constitute a part of this Debenture for any other purpose.

     (k) This Debenture may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together constitute one in the same Debenture.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

               IN WITNESS WHEREOF, the Grantor has caused this Debenture to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.

                                    GRANTOR:


                                            RADA ELECTRONIC INDUSTRIES LTD.


                                        By: /s/Adar Azancort     /s/Elan Sigal
                                           ----------------------------------
                                           Name: Adarr Azancort    Elan Sigal
                                           Title:  CEO              CFO



Accepted by:

SMITHFILED FIDUCIARY LLC

By:/s/Adam J. Chill
   ----------------
   Name: Adam J. Chill
   Title: Authorized Signatory

                                   SCHEDULE I

           LEGAL NAME; ORGANIZATIONAL IDENTIFICATION NUMBER; STATE OR
                          JURISDICTION OF ORGANIZATION

     RADA Electronic Industries Ltd., Registration #52-003532-0, a company registered under the Laws of the State of Israel.






                                   Sched. I-1

                                   SCHEDULE II

                       INTELLECTUAL PROPERTY AND LICENSES

               None

                                   Sched. II-1

                                  SCHEDULE III


                              LOCATIONS OF GRANTOR

LOCATION
--------                         Description of Location (State if Location
                                 (i) contains Equipment, Fixtures,
                                 Goods or Inventory,
                                 (ii) is chief place of business and
                                 chief executive office, or
                                 (iii) contains Records concerning Accounts
                                 and originals of Chattel Paper)
(i)+(ii)+(iii):
---------------
Adar House
7Giborei Isreal St.
Poleg Industrial Zone
Netanya, Israel

(i):
----
Beit Shean Industrial Zone
Israel

                                  Sched. III-1

                                   SCHEDULE IV

         DEPOSIT ACCOUNTS, SECURITIES ACCOUNTS AND COMMODITIES ACCOUNTS

Name and Address
of Institution
Maintaining Account                 Account Number               Type of Account
-------------------                 --------------               ---------------

                                 NOT APPLICABLE



                                   Sched. IV-1

                                   SCHEDULE V

                      ISRAELI COMPANIES REGISTRAR FILLINGS


               Registration of this Debenture with the Israeli Companies Registrar within 21 days of the date hereof pursuant to the Israeli Companies Odinance - 1983

                                   Sched. V-1

                                   SCHEDULE VI

                             COMMERCIAL TORT CLAIMS

               None

                                   Sched. VI-1

                                   SCHEDULE 2
                                   BANK LIENS

A list of the floating charges over all of the Company's assets as registered with the Israeli Companies Registrar in accordance with the a true extract from the Companies Registrar database as of July 7, 2004:


          o A floating charge over all of the Company's assets made in favor of Bank Hapoalim Ltd. created on 21.4.83 (registered on 27.4.83);

          o    A floating charge over all of the Company's assets, made in favor
               of  Bank  Hapoalim  Ltd.  created  on  29.10.84   (registered  on
               12.11.84); and

          o A floating charge over all of the Company's assets made in favor of Bank Leumi LeIsrael Ltd. created on 15.2.90 (registered on 26.2.90);

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                 (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: July 12, 2004